UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MINDSPEED TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

Raouf Y. Halim

Chief Executive Officer

Mindspeed Technologies, Inc.

4000 MacArthur Boulevard, East Tower

Newport Beach, California 92660-3095

(949) 579-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Robert Kornegay

Robert Ishii

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130-3002

(858) 350-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660-3095. The telephone number of the Company’s principal executive office is (949) 579-3000.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the common stock, $0.01 par value per share, of Mindspeed (the “Shares” or the “Common Stock”). As of the close of business on November 15, 2013, there were (i) 43,343,199 Shares issued and outstanding, (ii) 292,813 Shares reserved for future issuance or otherwise deliverable under the Company’s Retirement Savings Plan (the “Retirement Savings Plan”), (iii) 260,651 Shares reserved for future issuance or otherwise deliverable under the Company’s Amended and Restated Employee Stock Purchase Plan (the “ESPP”), (iv) 2,642,925 Shares reserved for future issuance or otherwise deliverable under the Company’s 2003 Long-Term Incentives Plan (the “2003 Long-Term Incentives Plan”), (v) 393,371 Shares reserved for future issuance or otherwise deliverable under the Company’s Directors Stock Plan (the “Directors Stock Plan”), (vi) 192,013 Shares reserved for future issuance or otherwise deliverable under the Company’s Inducement Incentive Plan (the “Inducement Incentive Plan”), (vii) 7,240,743 Shares reserved for future issuance or otherwise deliverable under the Company’s 2013 Equity Incentive Plan (the “2013 Equity Incentive Plan”, and, together with the Retirement Savings Plan, the ESPP, the 2003 Long-Term Incentives Plan, the Directors Stock Plan and the Inducement Incentive Plan, the “Company Equity Plans”), (viii) 111,250 Shares reserved for future issuance or otherwise deliverable in connection with inducement awards outside of the Company Equity Plans, (ix) 8,205,129 Shares issuable upon the conversion of certain notes sold under the Indenture, dated as of June 19, 2012, by and among Mindspeed, certain of its subsidiaries and Wells Fargo Bank, N.A. and (x) 561,992 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding vested stock options under the Company Equity Plans.

Item 2. Identity and Background of Filing Person.

Name and Address.

Mindspeed, the subject company, is the person filing this Statement. The name, business address and business telephone number of the Company are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Statement relates to the tender offer by Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“Parent” or “MACOM” and together with Purchaser, the “Offerors”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on November 19, 2013, pursuant to which Purchaser has offered to purchase all outstanding Shares at a purchase price of $5.05 per share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement (as defined below), constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 5, 2013 (as such agreement may be amended, modified or supplemented from time to time in accordance with its terms, the

“Merger Agreement”), by and among Parent, Purchaser and Mindspeed. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will be merged with and into Mindspeed (the “Merger”), with Mindspeed surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). The Merger Agreement contemplates that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), and if the Merger is effected pursuant to Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Mindspeed does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares then held by Parent, Purchaser or Mindspeed, or by any subsidiary of Parent, Purchaser or Mindspeed, (ii) Shares held by stockholders of Mindspeed, if any, who are entitled to and properly demand appraisal rights in connection with the Merger as described in “Item 8. Additional Information—Notice of Appraisal Rights” and (iii) Shares of unvested restricted stock assumed by Purchaser in connection with the Merger, which are collectively referred to as the “Excluded Shares”) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes (the “Merger Consideration”). As a result of the Merger, the Shares will cease to be publicly traded and Mindspeed will become wholly owned by Parent.

The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of December 17, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law (as so extended, if applicable, the “Expiration Date”).

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

As set forth in the Schedule TO, Purchaser’s and Parent’s principal executive offices are located at 100 Chelmsford Street, Lowell, Massachusetts 01851, and the telephone number of their principal executive offices is (978) 656-2500.

Information relating to the Offer, including this Statement and related documents, can be found on the SEC’s website at www.sec.gov, or on the Company’s website at www.mindspeed.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Statement, to the knowledge of Mindspeed, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Mindspeed or any of its affiliates and (i) any of Mindspeed’s executive officers, directors or affiliates or (ii) the Offerors or any of their respective executive officers, directors or affiliates.

Arrangements with the Offerors and Certain of Their Affiliates.

Merger Agreement.

On November 5, 2013, Mindspeed, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement” in the Offer to Purchase and is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the

Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In particular, the representations and warranties contained in the Merger Agreement were negotiated with the principal purposes of (i) establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and (ii) allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by holders of Shares or holders of shares of Parent. Information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of the Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in the Offer to Purchase. Accordingly, none of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or conditions of Mindspeed, Purchaser, Parent or any of their respective subsidiaries or affiliates. Factual disclosures about Mindspeed contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Representation on the Board.

Under the Merger Agreement, effective upon Purchaser’s initial acceptance for payment of the Shares pursuant to and subject to the conditions of the Offer, including the Minimum Condition (“Acceptance Time”), and from time to time thereafter, and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder, if applicable, Purchaser is entitled to elect or designate a number of directors, rounded up to the next whole number, to the board of directors of Mindspeed (the “Board”) that is equal to the total number of directors on the Board (after giving effect to the directors so elected or designated by Purchaser) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their subsidiaries bears to the total number of Shares then outstanding, and Purchaser will be entitled to have such designees be elected or appointed to such classes of the Board so as to be evenly distributed as possible among the three classes of directors of the Board. At Purchaser’s request, Mindspeed will either take all actions necessary to increase the size of the Board, or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent’s designees to be so elected or designated to the Board, and will take all actions necessary to enable Parent’s designees to be so elected or designated at such time. Mindspeed also agreed, at Purchaser’s request, to cause Purchaser’s designees to serve, in the same relative percentage as they hold on the Board, on each committee of the Board, each board of directors (or similar body) of each Mindspeed subsidiary, and each committee (or similar body) of each such board, such service on the board, or a committee thereof, of a non-U.S. subsidiary being subject to the applicable legal requirements of the jurisdiction in which the non-U.S. subsidiary located. For more information see Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—Mindspeed’s Board of Directors” in the Offer to Purchase.

The foregoing summary of the provisions of the Merger Agreement concerning representation on the Board is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Confidentiality Agreement.

On August 19, 2013, Mindspeed and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, that any non-public information furnished to it or to its representatives by or on behalf of the other party would be considered confidential information and would be kept confidential and be used only for purposes of evaluating a possible transaction. The parties agreed that they would only disclose the confidential information to their representatives or as may be required by law. Under the Confidentiality Agreement, Parent also agreed, among other things, to certain “standstill” provisions for the protection of Mindspeed for a period of one year from the date of the Confidentiality Agreement and that, subject to certain limited exceptions, for a period of one year from the date of the Confidentiality Agreement, Parent would not solicit certain of Mindspeed’s employees.

The foregoing summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Statement and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

Certain of the Company’s executive officers and directors have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching the decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Board.”

For further information with respect to arrangements between the Company and its named executive officers, see “Item 8. Additional Information—Golden Parachute Compensation” below, which is incorporated into this Item 3 by reference.

Effect of the Offer and the Merger on Equity Awards.

Consideration for Shares.

If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of November 15, 2013, the Company’s directors and executive officers (and affiliates and affiliated investment entities) owned 755,444 Shares in the aggregate (excluding Company Options (as defined below) and Company Stock-Based Awards (as defined below)). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender and not withdraw all of their 755,444 Shares outstanding as of November 15, 2013 pursuant to the Offer and those shares were accepted for purchase and purchased by Purchaser, the directors and executive officers (and affiliates and affiliated investment entities) would receive an aggregate of approximately $3,814,992 in cash.

Treatment of Company Options.

As of November 15, 2013, the Company’s directors and executive officers held options to purchase 1,166,357 Shares (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted) (each, a “Company Option”) in the aggregate, of which 922,614 were vested and exercisable as of that date, with per Share exercise prices ranging from $0.93 to $45.00. Except as otherwise described in this Item 3, at the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time will be assumed by Parent (each, an “Assumed Option”). Each Assumed Option will continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Equity Plan under which it was granted and any option or other agreement between the Company and the holder of the Company Option with regard to the Company Option as in effect immediately prior to the Effective Time (including vesting schedule, expiration date, exercise provisions and transfer restrictions), except that: (i) each such Assumed Option will be exercisable for that number of whole shares of Parent common stock equal to the product of (A) the number of Shares that were issuable upon exercise of the Company Option immediately prior to the Effective Time multiplied by (B) the

Equity Exchange Ratio (as described below and as such term is defined in the Merger Agreement), with the resulting number rounded down to the nearest whole number of shares of Parent common stock, and (ii) the per share exercise price of the Assumed Option will be equal to the quotient of (A) the exercise price per Share at which such Company Option was exercisable immediately prior to the Effective Time divided by (B) the Equity Exchange Ratio, with the resulting exercise price per share rounded up to the nearest whole cent. For purposes of the Merger Agreement, “Equity Exchange Ratio” means the quotient obtained by dividing (x) the Offer Price by (y) the average of the closing prices of Parent’s common stock as reported on the NASDAQ Global Select Market for the 10 trading days ending five trading days prior to the Closing Date (as such term is defined in the Merger Agreement).

Treatment of Company Stock-Based Awards.

As of November 15, 2013, the Company’s directors and executive officers held unvested restricted stock awards, restricted stock unit awards and other rights entitling the directors and executive officers to acquire or receive an aggregate of 1,301,594 Shares (collectively, the “Company Stock-Based Awards”) under the Company Equity Plans. Except as otherwise described in this Item 3, at the Effective Time, each Company Stock-Based Award that is outstanding immediately prior to the Effective Time will be assumed by Parent (each, an “Assumed Stock-Based Award”). Each Assumed Stock-Based Award will continue to have, and be subject to, the same terms and conditions (including vesting and forfeiture terms) set forth in the Company Equity Plan under which it was granted and any equity or other agreement between the Company and the holder of the Company Stock-Based Award with regard to the Company Stock-Based Award as in effect immediately prior to the Effective Time, except that each such Assumed Stock-Based Award will be converted into the right to acquire or receive that number of whole shares of Parent common stock equal to the product of (i) the number of Shares underlying such Company Stock-Based Award immediately prior to the Effective Time multiplied by (ii) the Equity Exchange Ratio, with the resulting number rounded down to the nearest whole number of shares of Parent common stock.

Najabat Hasnain Bajwa. In connection with the Merger, vesting of certain Stock-Based Awards held by Mr. Bajwa will fully accelerate as of immediately prior to, and contingent upon, the Effective Time, as discussed below.

Treatment of Director Equity Awards.

All of the outstanding Company Options and Company Stock-Based Awards held by directors were granted pursuant to the terms of the Company’s Directors Stock Plan, as amended and restated and/or the Company’s 2013 Equity Incentive Plan. In connection with the Offer and the Merger, all outstanding Company Options and Company Stock-Based Awards held by the directors will fully vest upon the Acceptance Time.

ESPP.

Each of the executives is eligible to participate in the ESPP. Pursuant to the Merger Agreement, no further offering periods will commence under the ESPP following the date of the Merger Agreement and the ESPP will terminate as of the Effective Time.

Table of Equity Related Payments.

The following table sets forth the approximate amount of the payments that each of the Company’s directors and executive officers is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement pursuant to their owned Shares assuming the Acceptance Time and Effective Time occurs on December 18, 2013 (including pursuant to Company Options and Company Stock-Based Awards that will accelerate in connection with the Offer and Merger, but not including Company Options and Company Stock-Based Awards that would accelerate upon a qualifying termination of employment (as discussed below)), and assuming all vested Company Options (including shares subject to Company Options with vesting that is accelerating in connection with the Offer and Merger) with an exercise price less than $5.05 are exercised in connection with the Offer and the Merger. The information in the table assumes that all listed Company Options and Company Stock-Based Awards remain outstanding immediately prior to December 18, 2013.

Name	Number of Shares Owned	Cash Consider- ation for Owned Shares ($)	Shares Subject to Vested Options*	Shares Subject to Company Options Accelerating in Connection with Transaction**	Aggregate Cash Consider- ation For Vested Options ($) ***	Shares Subject to Outstanding Stock- Based Awards Accelerating in Connection with Transaction	Aggregate Cash Consider- ation for Accelerated Stock- Based Awards ($) ****	Aggregate Cash Consider- ation for Shares ($)
Abdelnaser M. Adas	2,340	11,817	1,550	—	1,054	—	—	12,871
Fared Adib	—	—	—	10,000	20,800	—	—	20,800
Stephen N. Ananias	80,995	409,025	—	—	—	—	—	409,025
Najabat H. Bajwa	3,901	19,700	17,084	—	12,788	114,837	579,927	612,415
Robert J. Conrad	—	—	—	5,000	1,600	15,000	75,750	77,350
Dwight W. Decker	295,711	1,493,341	8,000	5,000	26,080	29,000	146,450	1,665,871
Raouf Y. Halim	247,846	1,251,622	243,115	—	397,458	—	—	1,649,080
Gerald J. Hamilton	26,831	135,497	25,000	—	17,250	—	—	152,747
Michael T. Hayashi	600	3,030	8,000	5,000	26,080	29,000	146,450	175,560
Ming Louie	—	—	8,000	5,000	26,080	29,000	146,450	172,530
Thomas A. Madden	—	—	8,000	5,000	26,080	29,000	146,450	172,530
Allison K. Musetich	34,866	176,073	—	—	—	—	—	176,073
Jerre L. Stead	4,532	22,887	8,000	5,000	26,080	29,000	146,450	195,417
Brandi R. Steege	45,647	230,517	6,835	—	14,472	—	—	244,989
Preetinder S. Virk	7,044	35,572	4,999	—	10,798	—	—	46,370
James M. Watkins	5,131	25,912	0	—	—	—	—	25,912

*	Number shown is the number of Shares subject to vested Company Options (not including any shares subject to Company Options with vesting that is accelerating in connection with the Offer and the Merger) with an exercise price below $5.05.
**	Number shown is the number of Shares subject to Company Options with vesting that is accelerating in connection with the Offer and the Merger with an exercise price below $5.05.
***	Value was determined by multiplying the number of Shares subject to vested Company Options (including shares subject to Company Options with vesting that is accelerating in connection with the Offer and the Merger) by the difference between $5.05 and the Company Option’s exercise price and assumes the individual will exercise his or her Company Options in connection with the transaction. Company Options with an exercise price greater than or equal to $5.05 are not reflected in the table above.
****	Value was determined by multiplying the number of Shares subject to outstanding accelerating Stock-Based Awards by $5.05.

Employment Agreements and Equity Acceleration with the Company.

Raouf Y. Halim, Abdelnaser M. Adas, Stephen N. Ananias, Najabat H. Bajwa, Gerald J. Hamilton, Allison K. Musetich, Brandi R. Steege, Preetinder S. Virk, James M. Watkins.

Each of the executive officers listed above are parties to an employment agreement with the Company. Pursuant to the terms of the employment agreement, the Company agrees to continue to employ the executive for the period of time commencing on the “Effective Date” of the agreement through the third anniversary of the Effective Date (the “Employment Period”). The “Effective Date” is defined as the first date during the “Change of Control Period” (as such term is defined in the employment agreement) on which a “Change of Control” (as defined in the employment agreement) occurs. If the executive’s employment is terminated prior to the Change of Control and such termination is in connection with or in anticipation of the Change of Control (including at the acquiror’s request), “Effective Date” means the date immediately prior to the date of termination.

During the Employment Period:

•	the executive’s position, authority, duties and responsibilities will be at least commensurate in all material respects with the most significant of those held at any time during the 120 days immediately prior to the Effective Date;

•	the executive will receive an annual base salary at least equal to the base salary paid to the executive prior to the Change of Control;

•	for each fiscal year ending during the Employment Period, the executive will receive an annual cash bonus at least equal to the executive’s highest bonus for the last three full fiscal years prior to the Effective Date (the “Recent Annual Bonus”); and

•	the executive (and his or her family, as applicable) may participate in all incentive and savings plans or programs, welfare benefit plans, expense reimbursement, fringe benefits, office and support staff and vacation benefits with the benefits of such policies, practices, plans and procedures no less than the most favorable provided during the 120-days immediately preceding the Effective Date (or if more favorable, those provided after the Effective Date to other peer executives).

If, during the Employment Period, the Company terminates the executive other than for “Cause” (as such term is defined in the employment agreement), death or “Disability” (as such term is defined in the employment agreement) or the executive terminates his or her employment for “Good Reason” (as such term is defined in the employment agreement), the executive will receive:

•	a lump sum cash payment equal to the sum of:

•	accrued salary, deferred compensation, accrued vacation and a pro-rated bonus, with such bonus amount equal to the greater of the Recent Annual Bonus or the annual bonus paid for the most recently completed fiscal year during the Employment Period (such higher bonus amount, the “Highest Annual Bonus”) and pro-rated for the number of days of employment in the current fiscal year prior to the date of termination, and

•	two times (or three times in the case of Mr. Halim and one time in the case of Mr. Watkins) the sum of the executive’s annual base salary and the Highest Annual Bonus.

•	full vesting of outstanding equity awards;

•	2 years (or 1 year in the case of Mr. Watkins) of continued coverage under the Company’s welfare benefit plans for the executive and/or the executive’s family;

•	outplacement services, the scope and provider of which will be selected by the executive in his or her sole discretion;

•	any other unpaid amounts or benefits the executive is eligible to receive under any other compensation plan or program; and

•	for Messrs. Halim, Hamilton and Bajwa, a tax gross-up such that if the value of the payments received by the executive would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by the executive with respect to such tax (the “Excise Tax”), the executive will receive an additional payment equal to the Excise Tax and all taxes associated with such payment; provided, however, that if the executive is entitled to a gross-up payment, but the value of the payments received does not exceed 110% of the greatest amount that could be paid to the executive that would not trigger any Excise Tax, then no tax gross-up will be paid and the value of the payments will be reduced to the greatest amount of payments that will not trigger any Excise Tax.

Najabat Bajwa Arrangements.

Equity Acceleration.

In connection with the Merger, on November 5, 2013, the Compensation and Management Development Committee of the Board approved the vesting acceleration of the following outstanding Company Stock-Based Awards held by Mr. Bajwa such that the awards listed below will become fully vested, as of immediately prior to, and contingent upon, the Effective Time:

Award Type	Grant Date	Number of Shares Accelerated*
Restricted Stock	April 6, 2011	9,168
Restricted Stock	January 31, 2012	20,669
Restricted Stock	December 12, 2012	31,250
Restricted Stock	February 12, 2013	60,000

*	Assumes an Effective Time of December 18, 2013.

All of Mr. Bajwa’s outstanding Company Options were fully vested as of November 5, 2013.

Non-Competition and Non-Solicitation Agreement.

On November 5, 2013, the Company, Parent and Mr. Bajwa entered into a Non-Competition and Non-Solicitation Agreement (the “Bajwa Agreement”). The Bajwa Agreement is contingent upon the Effective Time and if the Effective Time does not occur, the Bajwa Agreement will be null and void. The Bajwa Agreement requires that Mr. Bajwa not compete, directly or indirectly, with the Company, Parent or any of their affiliates in a defined business area for a period of two years following the Effective Time (the “Restricted Period”) with respect to the Business (as defined below) or be employed or connected with any competitor. For purposes of the Bajwa Agreement, “Business” means the business of designing, developing, manufacturing, testing, marketing, licensing and/or selling integrated circuits, related software and technology, and other semiconductor solutions for communications applications in wireline and wireless network infrastructure equipment, including fixed and mobile broadband access networks, fixed and mobile enterprise networks and fixed and mobile metropolitan and wide area networks. Additionally, during the Restricted Period, Mr. Bajwa may not solicit customers or former customers or employees or contractors of the Company, Parent or any of their respective affiliates. Pursuant to the Bajwa Agreement, Mr. Bajwa also releases the Company, Parent and their respective affiliates from all claims from the beginning of time through the date of the Bajwa Agreement, including any claims based on Mr. Bajwa’s employment with the Company. In consideration of the release and covenants made by Mr. Bajwa in the Bajwa Agreement, Parent will pay to Mr. Bajwa $985,000, less applicable taxes and withholdings, within 14 days following the Effective Time, which payment will be in addition to the proceeds Mr. Bajwa will receive in exchange for his sale of Company stock in the Offer (including pursuant to the Shares accelerated as described above). The Bajwa Agreement supersedes any and all prior agreements made between Mr. Bajwa and the Company, including, but not limited to, the employment agreement entered into between Mr. Bajwa and the Company on December 15, 2008, but not including the indemnification agreement entered into between the Company and Mr. Bajwa effective as of May 24, 2011 (the “Bajwa Indemnification Agreement”).

Offer Letter with MTSI.

M/A-COM Technology Solutions, Inc., a wholly owned subsidiary of Parent (“MTSI”), and Mr. Bajwa have entered into an offer of employment (the “Bajwa Offer Letter”) that will become effective as of the Effective Time. The Bajwa Offer Letter does not have a term and provides for at-will employment. The Bajwa Offer Letter will supersede Mr. Bajwa’s employment agreement with the Company as described above. Pursuant to the terms of the Bajwa Offer Letter, Mr. Bajwa will receive an annual base salary of $330,000, which will be reviewed annually by MTSI for continuing appropriateness. For the first two years of his employment, Mr. Bajwa will be eligible to participate in a MTSI bonus plan established at the sole discretion of MTSI’s board of directors (the “MTSI Board”), based on individual performance targets related to the performance of the high performance analog (HPA) business, as determined in the sole discretion of the MTSI Board. Thereafter, Mr. Bajwa will be eligible to participate in a bonus plan based on MTSI bonus targets, as determined by the MTSI Board, with a target bonus participation potential of 50% (and a maximum bonus participation potential of 100%) of his annual base salary. During the first three years of Mr. Bajwa’s employment, Mr. Bajwa will receive an annual bonus equal to at least 50% of his annual base salary.

The Bajwa Offer Letter provides that Parent will grant Mr. Bajwa a restricted stock unit award with a grant date aggregate dollar value of approximately $469,000 (assuming his start date with MTSI is no later than December 15, 2013). The restricted stock unit award will be scheduled to vest such that approximately 15% of the total award will vest and settle on or about May 15, 2014, 34% of the total award will vest and settle on or about May 15, 2015, 34% of the total award will vest and settle on or about May 15, 2016 and 17% of the total award will vest and settle on or about May 15, 2017, in each case subject to Mr. Bajwa’s continued employment with MTSI or one of the Parent’s subsidiaries through each vesting date. The aggregate grant date value of the award and its vesting schedule may be adjusted by Parent if Mr. Bajwa’s start date with MTSI is after December 15, 2013 (with any such adjustments to be proportional based on the delay after December 15, 2013).

If MTSI terminates Mr. Bajwa’s employment other than for “Cause” (as such term is defined in the Bajwa Offer Letter), or if Mr. Bajwa resigns from his employment with MTSI for “Good Reason” (as such term is defined in the Bajwa Offer Letter), then subject to Mr. Bajwa signing a release of claims, MTSI will pay Mr. Bajwa severance payments in the form of continued salary payments at his then-current salary for a period of one year (the “Severance Payment”). During the period of continued salary payments pursuant to the Severance Payment, MTSI will, at its option, either (A) continue to provide Mr. Bajwa’s health benefits on the same basis as he was receiving at the time of employment termination or (B) reimburse Mr. Bajwa for his out of pocket cost incurred to procure comparable coverage pursuant to his timely election of COBRA coverage. Further, MTSI will provide Mr. Bajwa outplacement services. In addition, if MTSI terminates Mr. Bajwa’s employment other than for Cause prior to the date that is one-year following the first date of his employment under the Bajwa Offer Letter, MTSI will waive any remaining portion of the restrictions placed upon Mr. Bajwa pursuant to the non-competition and non-solicitation provisions of the Bajwa Agreement that otherwise would extend beyond the payment date of the last installment of the Severance Payment pursuant to the Bajwa Offer Letter, provided that Mr. Bajwa complies with the Bajwa Agreement through such last installment payment date.

Summary of Payments to Executive Officers

The following table sets forth the approximate payments and/or benefits that would be owed to each of the Company’s executive officers upon the Effective Time and upon a qualifying termination of employment in connection with the Merger, assuming that (i) the Offer is completed at the price of $5.05 per Share; (ii) the termination of employment took place on December 18, 2013; and (iii) for Mr. Bajwa, the Effective Time occurred on December 18, 2013, and the proposed terms of the Bajwa Agreement and the Bajwa Offer Letter are implemented such that he does not receive any benefits pursuant to his current employment agreement with the Company.

Name	Benefit Type	Payment Upon the Effective Time ($)	Payment Upon a Qualifying Termination($)
Raouf Y. Halim	Cash Severance (1)	—	3,374,829
	Value of Company Option Acceleration (2)	—	0
	Value of Company Stock-Based Award Acceleration (3)	—	2,047,815
	Value of Continued Health Care Coverage (4)	—	36,000
	Value of Outplacement Services (5)	—	12,000
	Tax Gross-Up	—	0

Abdelnaser M. Adas	Cash Severance (1)	—	661,233
	Value of Company Option Acceleration (2)	—	0
	Value of Company Stock-Based Award Acceleration (3)	—	498,278
	Value of Continued Health Care Coverage (4)	—	36,000
	Value of Outplacement Services (5)	—	12,000
	Tax Gross-Up	—	N/A

Stephen N. Ananias	Cash Severance (1)	—	570,000
	Value of Company Option Acceleration (2)	—	0
	Value of Company Stock-Based Award Acceleration (3)	—	766,777
	Value of Continued Health Care Coverage (4)	—	36,000
	Value of Outplacement Services (5)	—	12,000
	Tax Gross-Up	—	N/A

Najabat H. Bajwa	Cash Payment/Severance (6)	985,000	330,000
	Value of Company Option Acceleration (7)	0	N/A
	Value of Company Stock-Based Award Acceleration (8)	579,927	N/A
	Value of Continued Health Care Coverage (9)	—	36,000
	Value of Outplacement Services (10)	—	12,000
	Tax Gross-Up	—	N/A

Gerald J. Hamilton	Cash Severance (1)	—	966,818
	Value of Company Option Acceleration (2)	—	0
	Value of Company Stock-Based Award Acceleration (3)	—	429,270
	Value of Continued Health Care Coverage (4)	—	36,000
	Value of Outplacement Services (5)	—	12,000
	Tax Gross-Up	—	0

Allison K. Musetich	Cash Severance (1)	—	693,545
	Value of Company Option Acceleration (2)	—	0
	Value of Company Stock-Based Award Acceleration (3)	—	345,839
	Value of Continued Health Care Coverage (4)	—	36,000
	Value of Outplacement Services (5)	—	12,000
	Tax Gross-Up	—	N/A

Name	Benefit Type	Payment Upon the Effective Time ($)	Payment Upon a Qualifying Termination($)
Brandi R. Steege	Cash Severance (1)	—	631,233
	Value of Company Option Acceleration (2)	—	0
	Value of Company Stock-Based Award Acceleration (3)	—	383,815
	Value of Continued Health Care Coverage (4)	—	36,000
	Value of Outplacement Services (5)	—	12,000
	Tax Gross-Up	—	N/A

Preetinder S. Virk	Cash Severance (1)	—	630,000
	Value of Company Option Acceleration (2)	—	19,800
	Value of Company Stock-Based Award Acceleration (3)	—	580,760
	Value of Continued Health Care Coverage (4)	—	36,000
	Value of Outplacement Services (5)	—	12,000
	Tax Gross-Up	—	N/A

James Watkins	Cash Severance (1)	—	369,000
	Value of Company Option Acceleration (2)	—	0
	Value of Company Stock-Based Award Acceleration (3)	—	98,899
	Value of Continued Health Care Coverage (4)	—	18,000
	Value of Outplacement Services (5)	—	12,000
	Tax Gross-Up	—	N/A

(1)	Represents value of the lump sum cash payment payable pursuant to the individual’s employment agreement with the Company, as outlined and described above.
(2)	Represents the value of the Company Options that would accelerate pursuant to the individual’s employment agreement with the Company, as outlined and described above. The value was determined by multiplying the number of Shares subject to Company Options that would accelerate by the difference (if any) between $5.05 and the Company Option exercise price.
(3)	Represents the value of the Company Stock-Based Awards that would accelerate pursuant to the individual’s employment agreement with the Company, as outlined and described above. The value was determined by multiplying the number of Shares subject to the Company Stock-Based Awards that would accelerate by $5.05.
(4)	Includes the value of 2 years (or 1 year in the case of Mr. Watkins) of continued coverage under the Company’s welfare benefit plans for the executive and/or the executive’s family pursuant to the individual’s employment agreement, as outlined and described above.
(5)	Represents an estimate of the value of outplacement services provided pursuant to the terms of the individual’s employment agreement with the Company, as outlined and described above.
(6)	Represents the payment to be made to Mr. Bajwa pursuant to the Bajwa Agreement and/or the Bajwa Offer Letter, as outlined and described above.
(7)	Represents the value of the Company Options that would accelerate upon the closing of the transaction, pursuant to action taken by the Compensation and Management Development Committee of the Board, as outlined and described above. The value was determined by multiplying the number of Shares subject to Company Options that would accelerate by the difference (if any) between $5.05 and the Company Option exercise price.
(8)	Represents the value of the Company Stock-Based Awards that would accelerate upon the closing of the transaction, pursuant to action by the Compensation and Management Development Committee of the Board, as outlined and described above. The value was determined by multiplying the number of Shares subject to Company Stock-Based Awards that would accelerate by $5.05.
(9)	Represents the value of health benefits Mr. Bajwa would receive pursuant to the terms of the Bajwa Offer Letter, as outlined and described above.
(10)	Represents the value of outplacement services Mr. Bajwa would receive pursuant to the terms of the Bajwa Offer Letter, as outlined and described above.

Employee Matters Following Closing.

The Merger Agreement provides that as of the Closing Date (as defined in the Merger Agreement) and until December 31, 2014 (or until termination of employment, if earlier), Parent or the Surviving Corporation (or any of their subsidiaries or affiliates), will provide Company employees who continue their employment with Parent or the Surviving Corporation (or any subsidiary of the Surviving Corporation) with health and welfare benefits that are not substantially less favorable, in the aggregate, than the health and welfare benefits provided to such employees immediately prior to the Effective Time under the Company’s benefit plans, or, in Parent’s sole discretion, the health and welfare benefits provided by Parent to similarly situated employees of Parent.

Indemnification; Directors’ and Officers’ Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Mindspeed has included in its certificate of incorporation, as amended and restated (the “Charter”), and its bylaws, as amended and restated (the “Bylaws”), provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations. Mindspeed also has entered into indemnity agreements with each of its directors and executive officers, the form of which is filed as Exhibit (e)(7) hereto and herein incorporated by reference.

The Merger Agreement provides for certain indemnification and insurance rights in favor of Mindspeed’s current and former directors or officers, who we refer to as “indemnified persons.” Specifically, all rights to exculpation, indemnification advance and reimbursement of expenses provided to the indemnified persons, under Mindspeed’s certificate of incorporation, bylaws or other indemnification agreements, with respect to acts or omissions arising on or before the Effective Time, will continue in full force and effect for at least six years following the Effective Time.

For a period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent agreed to (i) maintain directors’ and officers’ liability insurance or (ii) provide such other insurance policy with substantially similar coverage and with terms and conditions that are not less advantageous in any material respect than the Company’s existing policy with respect to acts or omissions arising on or before the Effective Time. However, Parent is not required after the Effective Time to pay annual premiums in excess of 250% of the last annual premium for Mindspeed’s existing policies, but in such case will purchase as much coverage as may be purchased for such amount.

Mindspeed may purchase, prior to the Effective Time a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of Mindspeed with respect to acts or omissions occurring at or before the Effective Time (covering without limitation the transactions contemplated by the Merger Agreement). If such a “tail” policy is obtained, Parent will maintain the policy for its full term and will have no further obligations with respect to directors’ and officers’ liability insurance and fiduciary liability insurance under the Merger Agreement.

The Merger Agreement provides that if Parent or the Surviving Corporation merges into or consolidates with another entity and is not the surviving corporation or sells substantially all its assets, provision will be made so that the successors or assigns of Parent or the Surviving Corporation assume the insurance and indemnification obligations described above.

Continuing Directors.

The Merger Agreement provides that, in the event directors are designated by Purchaser are elected or appointed to the Board, until the Effective Time, Mindspeed will cause the Board to maintain at least two directors who are members of the Board on or prior to the date of the Merger Agreement and who are not affiliates or employees of Parent, Purchaser or any of their subsidiaries, each of whom shall be an “independent director” as defined by the rules of the NASDAQ Global Market (the “Continuing Directors”). After the Acceptance Time and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors (in addition to the approval rights of the Board or the stockholders of Mindspeed as may be required by Mindspeed’s certificate of incorporation or bylaws or by applicable law) will be required to authorize (i) any amendment of the Merger Agreement on behalf of the Company, (ii) the exercise, enforcement or waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, (iii) any amendment of the certificate of incorporation or bylaws of the Company that would adversely affect the holders of Shares, (iv) the termination of the Merger Agreement on behalf of the Company or (v) any extension of time for performance of any obligation or action hereunder by Parent or Purchaser (but only to the extent the Company’s consent is required under the Merger Agreement to effect such extension); provided, however, that for the avoidance of doubt, following the Acceptance Time, Purchaser may cause its designees elected or appointed pursuant to the Merger Agreement to withdraw or modify any Adverse Change Recommendation (as defined in the Merger Agreement) that may have been made prior to such time without the approval of the majority of the Continuing Directors; provided, further, that if any Continuing Director is unable to serve due to death, disability or resignation, the Company shall take all necessary action as soon as possible (including creating a committee of the Board) so that the Continuing Director(s) shall be entitled to elect or designate another person (or persons) who shall not be an affiliate, officer, director or employee of Parent, Purchaser or any of their subsidiaries to fill such vacancy, and such person (or persons) shall be deemed to be a Continuing Director for purposes of this Agreement. The foregoing summary is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see Section 11— “The Merger Agreement; Other Agreements—The Merger Agreement—Mindspeed’s Board of Directors” in the Offer to Purchase.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting held on November 5, 2013, the Board unanimously:

(i)	determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to, and in the best interests of Mindspeed and Mindspeed’s stockholders;

(ii)	approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the requirements of the DGCL; and

(iii)	resolved to recommend that Mindspeed’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that Mindspeed’s stockholders tender their Shares pursuant to the Offer. A press release dated November 5, 2013, issued by Mindspeed announcing the Offer, is included as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Background.

In part because the semiconductor market is characterized by substantial cyclicality and long lead times between the development of products and revenue-generating shipments, the Board regularly reviews with management Mindspeed’s business plan and potential strategic opportunities. These discussions focus, among other matters, on the competitive environment in the semiconductor industry and in our specific telecommunications target markets. In addition, they focus on trends in our target markets that may be informative to development of, or investment in, new integrated circuits to address anticipated future functionality and performance requirements of our customers.

In that regard, beginning in late 2007, our management and the Board identified wireless small cells as an opportunity to capitalize on the rapidly growing use of mobile handheld devices, the resulting bandwidth constraints faced by wireless carriers and the anticipated trend of wireless carriers’ seeking to offload wireless data traffic from their cellular networks to small, low-power cellular base stations. Internally, we made investments in our Transcede® line of integrated circuits to address the 4G LTE market. In the autumn of 2011, we entered negotiations with Picochip Limited, a United Kingdom-based developer of integrated System-on-Chip (SoC) solutions for 3G small cell base stations, for a potential acquisition. On January 5, 2012, we announced that we had entered a definitive agreement relating to the acquisition, which closed on February 6, 2012.

Over the six month period after we closed the acquisition of Picochip, the trading price of our Common Stock trended down from a high of $7.19 on February 2, 2012. We experienced substantial declines in May 2012 and a closing low of $2.36 on July 31, 2012. We believe the downward trend in our stock price reflected, among other factors, investor concerns about the liquidity requirements necessary to fund investments in our Wireless Infrastructure, or wireless, business (including Picochip), a convertible note offering we completed in June 2012, and investor responses to our announcements of operating results and revenue and earnings guidance in May 2012 and July 2012.

In particular during this period, over the trading days following our May 7, 2012 earnings announcement, our Common Stock declined 32.1% from a month’s high closing price of $4.86 on May 8, 2012 to a month’s low closing price of $3.30 on May 17, 2012. On May 15, 2012, our stock price declined 17.1% to $3.35 from the prior day’s closing price of $4.04 on volume of 1.6 million Shares, approximately five times our average trading volume over the three preceding months. After the markets closed on May 15, 2012, our chief executive officer, Raouf Halim, received a letter from the chief executive officer of Company A, a party which had made periodic overtures to Mindspeed. The correspondence from Company A’s chief executive officer invited Mr. Halim to a private dinner to engage in further conversations concerning a potential transaction. Further email correspondence ensued over the next ten days between the respective chief executive officers concerning a potential meeting, but Company A’s chief executive officer did not respond to Mr. Halim’s suggestions with respect to specific meeting dates.

On July 3, 2012, Company A’s chief executive officer sent Mr. Halim an email requesting a meeting. On July 19, 2012, Company A’s chief executive officer and a corporate development officer had lunch with Mr. Halim and Kevin Trosian, our vice president of corporate development and investor relations. During this meeting, Mr. Halim indicated that Mindspeed was focused on its long-term strategic plan and did not believe that then-current trading prices reflected a fair value for Mindspeed’s businesses. Company A’s chief executive officer did not indicate a specific intent to make an offer, noted that Company A was considering other potential strategic transactions and indicated that Company A might approach Mindspeed later in 2012.

On August 28, 2012, Company A’s chief executive officer sent Dwight Decker, the chairman of the Board, an email invitation for dinner on which Mr. Halim was copied. On September 4, 2012, Mr. Decker responded that he would be in the vicinity of Company A’s executive offices the week of October 15, 2012 and would be available for dinner. Company A’s chief executive officer responded that he would review his calendar but did not schedule a dinner meeting with Mr. Decker.

On November 20, 2012, immediately prior to the Thanksgiving holiday, the corporate development officer for Company A sent Mr. Decker and Mr. Halim separate emails containing an unsolicited offer from Company A to acquire Mindspeed in a transaction in which Mindspeed’s stockholders would receive $4.00 per Share in cash. The offer was made expressly subject to Company A’s due diligence investigation of Mindspeed and negotiation of definitive agreements. On November 20, 2012, the closing price of Mindspeed’s Common Stock was $ 3.08, and Company A’s offer represented a 29.9% premium to the closing price on that date.

Following the Thanksgiving holiday, Mindspeed began the process of interviewing financial advisors to assist the Board in its consideration of Company A’s offer and with respect to the potential risk for unsolicited offers from Company A or other third parties.

On November 30, 2012, the Board held a special meeting to consider Company A’s proposal. Representatives of Wilson Sonsini Goodrich & Rosati, PC (“Wilson Sonsini”), outside counsel to Mindspeed, also participated in the meeting and led a discussion with the Board concerning its fiduciary obligations in considering Company A’s proposal. On the date of the board meeting, our stock price closed at $3.63, and the premium-to-market represented by Company A’s offer had then diminished to 10.2%. The Board discussed and considered, among other matters, the recent trading performance of Company A’s common stock, Company A’s history of making opportunistic overtures to Mindspeed, the fact that Mindspeed had only recently completed its integration of the Picochip acquisition, Mindspeed’s long-term strategies and objectives in each of its business units, and the near and long-term prospects for those business units. Following the discussion, the Board concluded that Company A’s offer undervalued Mindspeed’s businesses and directed management to reject Company A’s proposal.

On December 6, 2012, Mr. Halim sent Company A’s chief executive officer a letter indicating that the Board had concluded that Company A’s proposal significantly undervalued Mindspeed and that an acquisition on the proposed terms was not in the best interests of Mindspeed’s stockholders. Further email correspondence took place between the parties on December 6, 2012, and Mr. Halim suggested that a face-to-face meeting would be appropriate. On December 14, 2012, the respective chief executive officers, a corporate development officer from Company A, and Mr. Trosian met for further discussions. Although the parties discussed various aspects of a potential transaction, Company A did not modify its original November 20, 2012 offer or otherwise present an alternative proposal. On the date of the meeting, Mindspeed’s Common Stock closed at $3.96, $0.04 less than Company A’s November 20, 2012 offer. Mindspeed’s Common Stock finished the calendar year on December 31, 2012 at $4.68, 17.0% above Company A’s offer.

On December 17, 2012, Mindspeed executed an engagement letter with Morgan Stanley & Co. LLC (“Morgan Stanley”) to act as its exclusive financial advisor.

On December 19, 2012, representatives of Morgan Stanley met with Mindspeed management to solicit additional information for purposes of Morgan Stanley’s financial models and valuation estimates. On January 7, 2013, Morgan Stanley representatives met again with Mindspeed management to review management’s business plan, which had been previously provided, and to provide Morgan Stanley’s preliminary valuation observations.

On February 12, 2013, Mindspeed held a regularly scheduled board meeting at its headquarters in Newport Beach, California. Representatives of Morgan Stanley and Wilson Sonsini participated in the meeting. During the meeting, Morgan Stanley reviewed with the Board Mindspeed’s current business plan, its preliminary views with respect to valuation considerations, and strategic and tactical considerations with respect to any potential transactions with Company A.

In late March 2013, Mr. Halim received a series of emails from Company A’s chief executive officer inquiring whether Mindspeed was still working with Morgan Stanley, referencing change-of-control descriptions in Mindspeed’s Securities and Exchange Commission filings, and soliciting a meeting with Mr. Halim. Separately, Company A’s chief executive officer sent Mr. Decker an email on March 27, 2013 inquiring whether the Board had an executive committee to expedite business issues and opportunities.

On April 3, 2013, prior to the opening of trading markets, Mindspeed issued a press release to provide an updated outlook with respect to its fiscal second quarter 2013 operating results, including an announcement that fiscal year 2013 revenues from its wireless business unit would fall short of prior expectations. That morning, Company A’s chief executive officer sent Mr. Decker an email, copying Mr. Halim, suggesting that a conversation between the parties would be appropriate. Mr. Decker responded that Mr. Halim had kept the Board apprised of Company A’s overtures and that Mr. Halim would be in touch with Company A shortly. Mindspeed’s Common Stock closed at $2.52 on April 3, 2013.

On April 4, 2013, Mr. Halim emailed Company A’s chief executive officer to offer alternative meeting dates and to confirm that Mindspeed was still working with Morgan Stanley.

On April 10, 2013, Company A sent Mr. Halim an unsolicited offer to acquire Mindspeed in a transaction in which Mindspeed’s stockholders would receive $3.37 per Share in cash. The offer was made expressly subject to Company A’s due diligence investigation of Mindspeed and negotiation of definitive agreements. On April 10, 2012, the closing price of Mindspeed’s Common Stock was $2.59, and Company A’s offer represented a 30.1% premium to the closing price on that date.

On April 19, 2013, the Board held a special meeting to obtain a more detailed business update, including a discussion of the delayed ramp in the small cell wireless market and to consider Company A’s offer. Representatives of Morgan Stanley and Wilson Sonsini participated in the meeting. Morgan Stanley provided the Board with a situation assessment and review of specific alternatives relating to the wireless business, including a discussion of the potential adverse balance sheet impact of continuing to operate the wireless business unit without substantial restructuring. Specifically, the Board and Morgan Stanley discussed the following alternatives: continuing to operate the wireless business unit, selling the wireless business, implementing a major restructuring of the unit and selling Mindspeed as a whole. With respect to the alternative of a sale of the entire company, after consultation with our senior management, Morgan Stanley identified twelve potential strategic acquirors, including Company A. The Board concluded the meeting by requesting that Morgan Stanley prepare more detailed financial analyses of Mindspeed’s strategic alternatives. The Board also elected to delay a formal response to Company A’s offer pending Mindspeed’s anticipated public announcement that it had engaged Morgan Stanley and was exploring strategic alternatives.

On April 19, 2013, following the board meeting, Brandi Steege, our senior vice president and general counsel, delivered to Company A a form of nondisclosure agreement prepared by Wilson Sonsini in consultation with Mindspeed.

On April 22, 2013, Mr. Halim, Mr. Trosian and Ms. Steege met for breakfast with their counterparts at Company A. The purpose of the meeting was to outline a process for more detailed discussions between Company A and Mindspeed, including execution of a customary nondisclosure agreement.

On April 30, 2013, Mindspeed issued its second quarter 2013 earnings release, which announced, among other things, a substantial estimated impairment of goodwill, long-lived assets, and indefinite-lived assets relating to Mindspeed’s wireless business unit. The press release also indicated that management had reconsidered its views with respect to how the 3G wireless market would develop and the timing of that development. In a separate but contemporaneous press release, Mindspeed publicly announced that it had engaged Morgan Stanley to assist the Board in evaluating various strategic alternatives available to Mindspeed.

On May 7, 2013, the Board held another special meeting to consider further Mindspeed’s strategic alternatives, pursuing more specific discussions with Company A and a process for broader outreach to additional third parties. Representatives of each of Morgan Stanley and Wilson Sonsini participated in the meeting. Morgan Stanley reviewed with the Board a recommended action plan that focused on the potential alternatives of selling either the wireless business unit or the entire company. In addition, Morgan Stanley identified for recommended outreach during the strategic review a total of fourteen global semiconductor companies, including Company A, with market capitalizations generally in excess of $1.0 billion and with sufficient financial resources that they would be expected to be able to conclude an acquisition of Mindspeed. Based on Morgan Stanley’s preliminary assessment and in-bound approaches from six of the listed companies in response to Mindspeed’s April 30 strategic review announcement, nine of the fourteen companies were identified as potential acquirors of the entirety of Mindspeed, three were potential acquirors of only the wireless business unit and four were believed to have a potential interest in either an acquisition of the wireless business unit or the entire company.

On May 9, 2013, the chief executive officer of Company A emailed Mr. Halim to indicate that Company A was interested in participating in Mindspeed’s process and inquiring about the status of the nondisclosure agreement. Mr. Halim responded that Mindspeed had not yet received comments on the agreement from Company A, prompting a response from Company A’s chief executive officer that Company A would review Mindspeed’s proposed draft.

On May 14, 2013, Mindspeed held a regularly scheduled board meeting at the Company’s headquarters in which representatives of Morgan Stanley and Wilson Sonsini also participated. At the meeting, Morgan Stanley provided the Board an update with respect to the strategic review process, including inbound inquiries from eleven companies, outbound discussions with six companies, and preliminary inbound discussions with three private equity firms. The twenty potential third parties identified for discussion at the May 14, 2013 meeting included both Company A and Company B. Morgan Stanley noted interest by certain companies in the wireless business unit and indicated that parties expressing a potential interest in acquiring Mindspeed as a whole were largely focused on Mindspeed’s High-Performance Analog, or HPA, business unit. Morgan Stanley also discussed a recommended action plan, which contemplated continued discussions with potential buyers of either the wireless business unit or the entire company, and an associated timeline.

On May 29, 2013, a corporate development officer of Company A informed representatives of Morgan Stanley that Company A was withdrawing from the strategic review process. On May 30, 2013, Mr. Halim sent the chief executive officer of Company A an email expressing Mindspeed’s disappointment that Company A had elected to stand down and inviting Company A to contact him if circumstances changed.

On May 29, 2013, Mindspeed management met with Company C, a potential acquiror of the wireless business unit, at the offices of Wilson Sonsini in Palo Alto, California.

On June 6, 2013, the Board held a special meeting at which representatives of Morgan Stanley provided an update with respect to the strategic alternative review process. Wilson Sonsini also participated in the meeting. Morgan Stanley indicated that discussions had taken place with 29 parties, of which eighteen were categorized as tier one bidders based on their level of potential interest and ability to conclude a transaction. Of the eighteen tier one bidders, Morgan Stanley noted that thirteen had indicated an interest in meeting with Mindspeed management and that three in person meetings had been held to date with the remaining meetings scheduled over the subsequent three weeks. While numerous companies continued to indicate a willingness to consider acquiring the entire company, discussions increasingly focused on Mindspeed’s three separate business units: HPA, wireless, and Communications Processors, or CP, which includes our Customer Premises Equipment, or CPE, voice-over-IP, or VOIP, and wide area network, or WAN, product lines. Of the thirteen companies identified as tier one bidders, three indicated an interest only in the HPA business unit, and two, including Company C, indicated an interest only in the wireless business unit.

Between June 4, 2013 and July 1, 2013, Mindspeed management held face-to-face or telephonic meetings with eleven parties, with face-to-face meetings taking place at locations in Silicon Valley and Orange County, California. Of the eleven parties, three parties expressed an interest only in the HPA business, and one party expressed an interest only in the wireless and CP business units.

On July 2, 2013, the Board held another special meeting to discuss the strategic review process. Representatives of Morgan Stanley and Wilson Sonsini participated in the meeting. Morgan Stanley noted that a total of nineteen in-person meetings or telephone calls between management and potential bidders had taken place since the strategic review process was initiated. As of July 2, 2013, eleven parties remained engaged in the process, with three parties, including Company B, expressing an interest in an acquisition of Mindspeed as a whole; one party, Company C, expressing an interest in an acquisition of the wireless business unit; one party expressing an interest in some combination of the wireless and/or CP business units; and three parties expressing an interest only in HPA. Morgan Stanley noted that bid procedure letters had been distributed to the eleven engaged parties on June 21, 2013 requesting preliminary letters of interest by July 9, 2013. MACOM was not identified among the eleven potentially interested parties as of July 2, 2013.

On July 17, 2013, the Board held a special meeting to review responses to the Morgan Stanley-led bid process. Representatives of Morgan Stanley and Wilson Sonsini participated in the meeting. Representatives of Morgan Stanley indicated that one party, Company B, had submitted a preliminary letter of interest to acquire Mindspeed in an all-cash transaction for $4.25 per Share of Common Stock, which reflected a 25.7% premium to

Mindspeed’s closing price on July 17, 2013 of $3.38. Morgan Stanley noted that eight parties had exited the process and that three remained engaged without formally submitting an indication of interest. Of the three remaining engaged parties, none were expected to submit an offer to acquire Mindspeed in its entirety. One party, Company C, had expressed an interest in the wireless business unit; a second party had expressed very preliminary interest in participating as a minority investor in a carve-out of the wireless business; and a third party had expressed an interest in only acquiring Mindspeed’s HPA business unit.

In connection with the Board’s consideration of the proposal from Company B, representatives of Wilson Sonsini reviewed with the Board its fiduciary obligations. Following further discussion and at the direction of the Board, after the meeting, Morgan Stanley approached Company B and sought to negotiate a higher all-cash price of $4.75 per Share. On July 18, 2013, Mindspeed provided Company B with an update on its business and financial performance via teleconference. Following further discussions, on July 20, 2013, Mindspeed entered into an exclusivity agreement and letter of intent with Company B based on an offer price of $4.50 per Share of our Common Stock in an all-cash transaction.

Following the execution of the letter of intent and exclusivity agreement, further discussions took place among Company B, Mindspeed, and Morgan Stanley. In particular, Company B initiated more detailed financial, operational and legal due diligence with particular attention focused on the individual business units.

On July 24, 2013, a face-to-face diligence meeting took place in Newport Beach, California between the management teams of Company B and Mindspeed. On July 30, 2013, Mindspeed opened its electronic data room to Company B to permit legal and contractual due diligence. Further meetings and telephone calls took place the week of July 29, 2013 to address sales, technical and operational diligence. Due diligence was conducted largely by the business and operational team at Company B and did not involve outside counsel. Diligence focused principally on the Company’s financial models and, in particular, the relative performance of Mindspeed’s individual business units.

On July 31, 2013, the Board held a special meeting to receive an update on the status of negotiations with Company B. Among other matters discussed, Morgan Stanley notified the Board that four companies had approached them after the exclusivity agreement with Company B had been signed—namely, Company A with respect to HPA, Company C with respect to the wireless unit and two other companies with respect to HPA.

Due diligence continued with Company B during the first week of August 2013. On August 7, 2013, Company B notified Mindspeed that it no longer wished to pursue an acquisition of Mindspeed as a whole. Company B indicated that key business unit leaders at Company B did not support acquiring Mindspeed’s wireless or CP business units. Company B indicated that it would be prepared to offer $175.0 million to acquire Mindspeed’s HPA business unit assets in a carve-out transaction. Mindspeed informed Company B that the exclusivity agreement was immediately terminated.

Also on August 7, 2013, Company A’s chief executive officer contacted Mr. Halim to inquire about the status of the strategic review process.

On August 8, 2013, Company A and Mindspeed executed a nondisclosure agreement.

On August 9, 2013, Mr. Halim and the chief executive officer of Company A met in person to further discuss a potential transaction.

On August 11, 2013, Mr. Trosian and Stephen Ananias, our chief financial officer, met in person with representatives of Company A to continue discussions.

In addition, following the termination of exclusivity with Company B, Morgan Stanley reinitiated contact with eight parties, including Company A, Company B and Company C, to solicit potential interest in various alternative transaction structures. Other than Company A, none of the companies targeted at this point were expected to provide an offer for Mindspeed as a whole. Four of the prospective acquirors, including Company B, had previously expressed an interest in only HPA; one had expressed an interest in only wireless; and two had expressed very preliminary interest in purchasing or investing in a carve-out of the wireless business unit.

In addition, because the wireless and CP business units appeared to present an impediment to a sale of Mindspeed as a whole, management, Morgan Stanley, and Wilson Sonsini began to explore various alternative transaction structures to address these business units while still permitting a sale of Mindspeed as a whole to Company B or another buyer. For example, with Company B’s permission, in August 2013, Morgan Stanley contacted a private equity firm about the possibility of their investing in a carve-out of the CP and/or wireless business units, but these discussions did not result in any offers.

On August 12, 2013, the Board held a special meeting at which representatives of Morgan Stanley provided an update with respect to its initiatives as described above to secure a buyer for Mindspeed as a whole and with respect to discussions with parties expressing interest in individual business units. Representatives of Wilson Sonsini also participated in this meeting.

Between August 12 and August 20, 2013, with Mindspeed’s permission, Morgan Stanley began to contact additional companies that had not previously been part of the strategic review process. These additional companies generally had smaller market capitalizations than in the first stage of the strategic review process and, in certain cases, consisted of companies that did not have sufficient cash resources or available liquidity for an all-cash transaction, but that might nevertheless consider a strategic acquisition of Mindspeed with a substantial equity component. During this period, on behalf of Mindspeed, Morgan Stanley first contacted MACOM on August 14, 2013 and also contacted six other companies that had not previously been part of the process. Additionally, during this time, on behalf of Mindspeed, Morgan Stanley initiated outreach to seven potential financial sponsors.

Earlier in the process and prior to substantive discussions with MACOM, Morgan Stanley and Mindspeed management had discussed a potential conflict relating to the status of a senior Morgan Stanley banker working on the engagement, Mark Edelstone, who also serves as a member of the board of directors of MACOM. Morgan Stanley had informed management that Morgan Stanley had put protective measures in place for matters relating to acquisition activity by MACOM. Mindspeed’s management believed that the outcome of the strategic alternatives review process remained substantially uncertain and that pursuing continued conversations with MACOM with the assistance of Morgan Stanley and Mr. Edelstone was advisable. After discussing with Mr. Decker as well as Wilson Sonsini, Mindspeed management determined that in the then unexpected scenario of negotiating a transaction with MACOM, the Board would consider additional protective measures that may be appropriate to address any potential conflict.

On or about August 14, 2013, Mr. Edelstone contacted John Croteau, MACOM’s chief executive officer, to inquire whether MACOM had any interest in pursuing a potential acquisition of Mindspeed. Also on August 14, 2013, Morgan Stanley sent Mr. Croteau a nondisclosure agreement. MACOM’s general counsel negotiated the terms of the nondisclosure agreement with representatives of Wilson Sonsini on August 18, 2013, and Mindspeed and MACOM executed the nondisclosure agreement on August 19, 2013.

On August 20, 2013, the Board held a regularly scheduled meeting. Representatives of Morgan Stanley and Wilson Sonsini also participated in this meeting. At this meeting, Morgan Stanley provided four strategic alternatives for the Board’s consideration: a sale of the entire company for cash to one of five identified parties, including Company A, Company B or MACOM; a sale of the company in a cash-and-stock or all-stock transaction to one of three identified parties; the divestiture of the wireless and CP business units either together or separately to one of four parties, including Company C, or a private equity firm; or a wind-down of the wireless and CP units with or without raising capital. Morgan Stanley also discussed the anticipated timeline for decision-making, particularly to the extent Mindspeed was required to pursue a wind-down scenario, which would be expected to entail a substantial restructuring.

On August 23, 2013, Morgan Stanley, on Mindspeed’s behalf, sent MACOM financial and other preliminary diligence materials, including Mindspeed management presentations focused on the HPA business unit with wind-down scenarios relating to Mindspeed’s wireless and CP business units.

On August 26, 2013, representatives of MACOM and Morgan Stanley discussed via telephone the financial diligence materials previously provided as well as bid process and procedures.

On August 28, 2013, the Board held a special meeting to permit Morgan Stanley and management to provide an update on the strategic review process. Representatives of Wilson Sonsini also participated in this meeting. Morgan Stanley’s review of the potential strategic alternatives to be considered was substantially similar to its discussion on August 20, 2013, except that Morgan Stanley identified only five parties, including Company A, Company B and Company C as being particularly focused and engaged with Mindspeed. While MACOM continued to be identified as a prospect, MACOM was not substantially engaged in Mindspeed’s process at that time and was not considered to be a likely bidder.

As part of its update, Morgan Stanley noted that Company A was engaged in internal meetings to consider the results of its face-to-face diligence sessions with Mindspeed management on August 19 and August 20, 2013 in Newport Beach, California. Morgan Stanley also indicated that it had forwarded additional financial information to Company B concerning a wind-down scenario for the wireless and CP business units and that it was waiting for a private equity firm to finalize its investment review of a potential carve-out alternative. Morgan Stanley also identified a project deadline in which the remaining likely bidders would submit revised bids for an acquisition of Mindspeed as a whole or for an acquisition of either one or a combination of the wireless and CP business units.

On August 29, 2013, representatives of MACOM and Mindspeed management held a conference call to discuss due diligence items.

On September 4, 2013, Company A met with Mindspeed management to discuss the HPA and CP business units, as well as costs associated with the wireless business.

On September 5, 2013, Company C and members of Mindspeed management held follow-up discussions regarding the wireless unit business plan.

On September 6, 2013, representatives of MACOM and members of Mindspeed management held a conference call to discuss the HPA business. Also on September 6, 2013, the Board held a special meeting with representatives of Morgan Stanley and Wilson Sonsini present. The Morgan Stanley representatives identified two parties, including Company A, that it believed could bring forward an offer for an all-cash acquisition of Mindspeed. Morgan Stanley also identified MACOM and one other company as a potential acquiror in a cash and stock or all-stock acquisition. In that regard, Morgan Stanley noted that earlier that day representatives of MACOM had provided representatives of Morgan Stanley with a verbal indication of MACOM’s potential willingness to acquire Mindspeed for $4.50 per Share. Morgan Stanley also identified two potential bidders, including Company C, for the wireless business unit and two potential bidders, including a private equity firm, for the CP business unit.

On September 9 and 10, 2013, Morgan Stanley, on behalf of Mindspeed, sent an email to the remaining interested parties requesting that they submit a written proposal relating to the acquisition of Mindspeed or one or both of the wireless and CP business units by September 18, 2013.

On September 13, 2013, MACOM sent Mindspeed a written indication of interest to acquire all the outstanding Shares of Mindspeed Common Stock for $4.50 per Share in cash, a $1.38 or 44.2% premium to Mindspeed’s closing price on September 13, 2013 of $3.12 per Share. MACOM’s indication of interest noted that it had a committed undrawn line of credit that it intended to use to finance the transaction and that its offer would not be subject to a financing contingency. MACOM also requested a 45-day exclusive negotiating period.

On September 18, 2013, a private equity firm sent a written indication of interest to acquire all of Mindspeed for $3.65 to $3.90 per Share in cash. The offer was made expressly subject to the firm’s due diligence investigation of Mindspeed and negotiation of definitive agreements. The private equity firm’s proposal required that Mindspeed simultaneously divest its HPA and wireless business units with Mindspeed’s stockholders’ receiving no incremental consideration in connection with those divestitures.

On September 18 and September 19, 2013, members of Mindspeed’s and MACOM’s management teams met in Lowell, Massachusetts to discuss various matters relating to a potential transaction. Mr. Halim and Mr. Croteau, MACOM’s chief executive officer, both participated in the meeting.

On September 20, 2013, Mindspeed granted MACOM and its advisors access to its electronic data room containing legal, contractual and other information regarding Mindspeed.

On September 21, 2013, Company C provided representatives of Morgan Stanley with the outline of a proposal for an acquisition of Mindspeed’s wireless business unit for $8.0 to $9.0 million in cash. Based on the outline Company C conveyed to Morgan Stanley and input from Mindspeed, Wilson Sonsini prepared a draft term sheet and exclusivity agreement providing for the purchase of the wireless business unit for $15.0 million in cash together with the assumption of certain limited liabilities, including assumption of real estate lease obligations in Newport Beach, California, Bath, England and Beijing, China. Following further negotiations and exchanges of versions of the draft term sheet, on October 2, 2013, Company C and Mindspeed executed a letter of intent providing for the sale of the wireless business unit to Company C for $12.0 million in cash, including assumption of liabilities relating to the leases in Bath, England and Beijing, China as well as a portion of a lease in Newport Beach, California.

On September 26, 2013, Company A sent Mindspeed a written indication of interest to acquire all of Mindspeed for $2.80 per Share in cash, an (11.7)% or $0.37 discount to the closing price of $3.17 on that date plus the net proceeds, if any, from the sale of Mindspeed’s wireless business unit.

On September 27, 2013, the Board held a special meeting at Mindspeed’s headquarters in Newport Beach, California to receive updates from management and representatives of Morgan Stanley concerning the strategic review process and to consider indications of interest received from Company A and MACOM. Representatives of Wilson Sonsini also participated in the meeting. Following discussion of the specific proposals, the Board directed Morgan Stanley to approach MACOM with a request to increase the cash offer to $5.00 per Share plus the proceeds and saved restructuring costs, if any, realized from a divestiture of the wireless business unit.

On September 30, 2013, MACOM delivered a revised proposal providing for an acquisition of Mindspeed by means of a tender offer at $5.00 per Share in cash plus an additional payment equal to Mindspeed’s available cash in excess of a minimum cash target, which would be increased to reflect the proceeds from any divestiture of the wireless business unit. MACOM reduced the requested exclusivity period to 21 days, but also included a divestiture of the wireless business unit and a minimum liquidity requirement as conditions to the closing of the tender offer.

On October 1, 2013, the Board held a special meeting. Management, representatives of Morgan Stanley and representatives of Wilson Sonsini provided an update with respect to on-going discussions with MACOM and Company C.

On October 1, 2013, representatives of Morgan Stanley communicated to representatives of MACOM a counter-offer of $5.00 per Share in cash plus $0.25 per Share upon the completion of any divestiture of the wireless business unit. In addition, Mindspeed rejected completion of the divestiture or a minimum liquidity requirement as a condition to the closing of the tender offer. Later that day, representatives of MACOM responded to Morgan Stanley with an offer of $5.00 per Share in cash plus the proceeds of any divestiture if it occurred prior to closing of the tender offer. MACOM’s counter-proposal assumed a simultaneous signing of the wireless divestiture agreement and the Merger Agreement and removed references to the divestiture as a condition to the closing of the tender offer.

On October 1, 2013, Mr. Halim and Mr. Croteau met for dinner and discussed the potential terms of a transaction, including the purchase price and the potential distribution of proceeds from a wireless divestiture.

From October 2 through October 4, 2013, representatives of MACOM met in Newport Beach, California with representatives of Mindspeed to conduct business diligence, primarily relating to Mindspeed’s operations, sales and financial information. Discussions also addressed whether proceeds, if any, from the wireless business unit divestiture would be payable to Mindspeed stockholders if the wireless divestiture occurred after the closing of the tender offer. In addition, during this period, Mr. Halim and Mr. Croteau had several telephonic conversations regarding the negotiation of the terms of the potential transaction and MACOM’s indication of interest.

On October 4, 2013, MACOM submitted a written, non-binding indication of interest to purchase Mindspeed at a price of $5.00 per Share, subject to satisfactory completion of due diligence with the treatment of any proceeds realized from a post-acquisition closing of the wireless divestiture remaining an open issue.

Also on October 4, 2013, MACOM and Mindspeed signed an exclusivity agreement providing MACOM with the exclusive right to negotiate a potential transaction with Mindspeed for 21 days. The exclusivity agreement also contained an automatic seven-day extension of the exclusivity period provided that Mindspeed had not provided written notice of its termination of negotiations with MACOM.

On October 9, 2013 business and legal diligence meetings took place between representatives of MACOM and Mindspeed management in Newport Beach, California.

On October 10, 2013, Perkins Coie LLP (“Perkins Coie”), legal counsel to MACOM, delivered an initial draft of the Merger Agreement to representatives of Wilson Sonsini. Among the issues identified by Mindspeed management, Wilson Sonsini, and Morgan Stanley were provisions providing for no distribution of proceeds, if any, from the wireless business unit divestiture to Mindspeed stockholders if the divestiture occurred after the closing of the tender offer; a four percent break-up fee payable by Mindspeed in the event of certain permitted terminations of the proposed Merger Agreement by Mindspeed; and numerous other issues bearing on the certainty of closing the acquisition.

On October 11, 2013, counsel for Company C delivered the first draft of an asset purchase agreement relating to the divestiture of Mindspeed’s wireless business unit. The draft asset purchase agreement raised numerous diligence and structural issues. In particular, the proposed transaction structure and requirements to satisfy Company C’s diligence requests presented timing risks based on Mindspeed’s concern that it would be unable to reach agreement with Company C before it would be ready to sign an executed agreement with MACOM. While the wireless divestiture had been specifically removed as a condition to closing under the MACOM indication of interest, Mindspeed was nonetheless concerned, particularly given its experience with Company B, about the potential impact on the MACOM transaction of any failure to execute a binding agreement for the wireless divestiture prior to or contemporaneously with the execution of the MACOM Merger Agreement.

From October 15 through October 18, 2013, representatives of Company C, representatives of Mindspeed, including Mr. Ananias, representatives of Wilson Sonsini, and counsel for Company C met in San Francisco, California to conduct in-person business and legal due diligence. While the parties did not directly negotiate the draft asset purchase agreement or related ancillary agreements, numerous discussions took place concerning structural and risk allocation aspects of the draft agreements provided by counsel for Company C.

On October 17, 2013, representatives of Wilson Sonsini delivered comments on the draft Merger Agreement to Perkins Coie.

On October 18, 2013, Wilson Sonsini circulated a revised draft of the wireless asset purchase agreement to counsel for Company C. Among Mindspeed’s principal objectives in responding to Company C’s draft was ensuring that Mindspeed’s responsibility for post-closing unassumed wireless liabilities be acceptable to MACOM or, if the MACOM transaction did not close, not unduly burdensome to Mindspeed’s continuing business and financial condition and ability to satisfy financial covenants under its credit facility. At this time, MACOM had not received a copy of the draft asset purchase agreement.

On October 18, 2013, Perkins Coie provided a revised draft of the Merger Agreement to Wilson Sonsini. The revised draft provided for cash proceeds to stockholders of $5.00 per Share plus the proceeds of any wireless divestiture but only if the divestiture occurred within fifty business days of the execution of the Merger Agreement. The draft Merger Agreement continued to raise issues with Mindspeed with respect to transaction certainty but reduced the break-up fee to 3.5% of Mindspeed’s equity value.

On October 18, 2013, the Mindspeed Board held a special meeting to receive an update on the status of potential transactions with both MACOM and Company C. Representatives of Morgan Stanley and Wilson Sonsini reviewed the terms and conditions of the proposed transactions with each of MACOM and Company C. They also reviewed a proposed timeline to execution of definitive agreements and the closing of the respective transactions. After Morgan Stanley’s review, the representatives of Morgan Stanley then left the meeting, and the Board met privately with management and Wilson Sonsini to discuss the potential conflict relating to the status of Mr. Edelstone, who also serves as a member of the board of directors of MACOM, which had previously been considered by Mindspeed management, Mr. Decker and Wilson Sonsini. A discussion ensued concerning the Board’s understanding that MACOM had recused Mr. Edelstone from all matters relating to acquisition activity by MACOM and Mindspeed’s Board’s view that Mr. Edelstone’s involvement in Mindspeed’s strategic review process had been of substantial assistance to the currently proposed outcome. The Board concluded that conflicts, if any, by Morgan Stanley and Mr. Edelstone had not adversely affected the outcome of the strategic review process and that Morgan Stanley and Mr. Edelstone should continue their work on behalf of Mindspeed. Out of an abundance of caution, however, the Board directed management to engage a second investment bank to deliver a fairness opinion with respect to the contemplated transactions with Mindspeed.

From October 18 through October 24, 2013, representatives of MACOM, Mindspeed and their respective financial and legal advisors further discussed and negotiated the outstanding issues with respect to the terms of MACOM’s proposed acquisition of Mindspeed, including with respect to the mechanics, timing and treatment of any proceeds relating to the potential divestiture of the wireless business.

Following the Board meeting and negotiation of an engagement letter, on October 24, 2013, Mindspeed engaged Needham & Company, LLC (“Needham & Company”) to provide the second fairness opinion with respect to the transaction with MACOM.

On-going discussions were also taking place between Company C and Mindspeed concerning the matters raised in the diligence meetings and by the revised drafts of the agreements. Company C and Mindspeed established regularly scheduled calls to address Company C’s on-going diligence efforts.

On October 24, 2013, Wilson Sonsini delivered a revised draft of the Merger Agreement to Perkins Coie, and Perkins Coie returned a revised draft on October 29, 2013. During this period, counsel for the respective parties engaged in continued discussions regarding the potential for sharing any wireless divestiture proceeds, potential deductions to any shared proceeds and various direct and contingent liabilities not proposed to be assumed by Company C as part of the wireless divestiture.

Also, between October 18 and October 24, 2013, with Mindspeed’s consent, MACOM engaged in direct discussions with Najabat H. (Hasnain) Bajwa, our senior vice president and general manager of HPA, concerning an offer of employment to join MACOM following the Merger. MACOM indicated that Mr. Bajwa’s execution of employment and non-competition agreements with MACOM would be a condition to MACOM’s willingness to execute the Merger Agreement; however, such agreements would only become effective upon the consummation of the Merger. For a more detailed discussion of the terms and conditions of Mr. Bajwa’s employment, please see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Najabat Bajwa Arrangements”.

On October 29, 2013, the Board held a special meeting to receive an update from management, representatives of Morgan Stanley, and Wilson Sonsini on the progress of the proposed transactions with MACOM and Company C. Representatives of Needham & Company also participated during this meeting.

Representatives of Morgan Stanley noted for the Board that Mindspeed had advised Company C that it was close to executing a definitive agreement with MACOM and for the time being would need to focus its efforts on that transaction. In response, Company C agreed to a delayed timeline that contemplated execution of an agreement for the wireless divestiture after the execution of the MACOM agreement. Morgan Stanley and Wilson Sonsini reported that MACOM had agreed to this structure in principal although negotiations with respects to the mechanics and timing of the wireless divestiture as well as the treatment of any proceeds from the divestiture as part of the Merger Agreement were continuing.

During the period from October 29 through November 3, 2013, negotiations continued among Mindspeed, MACOM, Wilson Sonsini, and Perkins Coie with respect to the Merger Agreement. In addition, the parties reviewed and discussed drafts of the press releases announcing the Merger Agreement and the related communications packages for Mindspeed’s employees, customers, suppliers and investors.

On October 31, 2013, Wilson Sonsini provided Perkins Coie with the then-current drafts of the asset purchase agreement and ancillary agreements relating to the proposed divestiture of the wireless business unit. Representatives of MACOM discussed with representatives of Mindspeed the status of negotiations with Company C, Company C’s current views and negotiating posture with respect to the transaction structure, and specific liabilities of the wireless business unit that Company C had indicated it was not willing to assume.

On November 3, 2013, the Board held an extended special meeting to consider the proposed transaction with MACOM. Representatives of Wilson Sonsini reviewed with Mindspeed’s Board its fiduciary obligations in connection with the consideration of the proposed Merger Agreement, and they also provided a detailed review of material terms of the Merger Agreement. Wilson Sonsini then identified for the Board’s benefit outstanding matters subject to negotiation, which included the treatment of proceeds, if any, from the anticipated wireless divestiture. Representatives of Morgan Stanley provided a situation assessment with respect to factors affecting Mindspeed’s business and financial condition and reviewed the history of the strategic alternatives review process and the offers received. Morgan Stanley also provided its views with respect to the financial justifications for the transaction and its valuation analyses based on financial projections provided by Mindspeed’s management. Following Morgan Stanley’s review, representatives of Needham & Company made a similar presentation relating to their preliminary financial analyses with respect to the proposed merger. In addition, the Board discussed differences in the discounted cash flow analyses conducted by Morgan Stanley and Needham & Company, including treatment of stock based compensation.

After the board meeting, representatives of Barclays Capital, Inc. (“Barclays”), MACOM’s financial advisor, contacted representatives of Morgan Stanley to propose a resolution of the outstanding issue relating to the treatment of proceeds, if any, from the divesture of the wireless business unit. Through Barclays, MACOM proposed an increase in the currently negotiated cash consideration from $5.00 per Share to $5.05 per Share, thereby removing any contingency related to the sale of the wireless business unit, and having Mindspeed’s stockholders forego a potentially greater amount that would be subject to completing a sale of the wireless business unit. Although the proposal improved on the fixed portion of MACOM’s prior offer, it resulted in an incremental payment to stockholders of less than what could potentially be realized if Mindspeed proved successful in (a) maintaining the proposed gross purchase price of $12.0 million in its negotiations with Company C (and/or minimizing deductions from the gross purchase price), (b) executing the definitive agreements regarding a wireless divestiture, and (c) closing the wireless divestiture.

From November 3 through November 5, 2013, conversations and negotiations continued among Mindspeed, MACOM, and their respective financial advisors and legal counsel with respect to final aspects of the Merger Agreement and ancillary agreements. Discussions also continued with respect to the proposed press releases and other public communications.

On November 5, 2013, the Board held a special telephonic meeting to consider the final draft of the Merger Agreement. Members of management and representatives of Morgan Stanley updated the Board regarding discussions with MACOM, including a discussion of the $0.05 increase in the merger consideration and Mindspeed’s proposed reasons for accepting MACOM’s compromise proposal with respect to removing any contingency relating to wireless divestiture proceeds, if any. Among other matters, management, the Board, and representatives of Morgan Stanley and Wilson Sonsini discussed the substantial transactional and timing complexities that would need to be addressed if the Merger Agreement contemplated changes in the tender offer consideration during the tender period or if the parties attempted to implement a structure to permit a post-closing distribution of proceeds to stockholders. In addition, based on the tenor and complexity of the continuing negotiations with Company C, Mindspeed’s management believed that a material risk existed of adjustments in the proposed consideration to be paid by Company C and, accordingly, accepted the risk-sharing component of MACOM’s offer.

A representative of Wilson Sonsini then provided an overview of the terms of the proposed transaction as set forth in the definitive agreements, including a review of changes since the November 3, 2013 board meeting. He also reviewed in detail the proposed resolutions to be considered by the Board in connection with approving the transaction. The Board, management, Mindspeed’s financial advisors, and Mindspeed’s counsel then further discussed the terms of the Merger Agreement and the proposed transactions.

Following these discussions, the Board requested that Morgan Stanley render to the Board an opinion as to whether the consideration to be received by Mindspeed’s stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to Mindspeed’s stockholders. Morgan Stanley then delivered its oral opinion (which was subsequently confirmed in writing by delivery of a written opinion dated the same date) to the effect that, as of November 5, 2013, and based upon and subject to the assumptions, qualifications and limitations described in its written opinion, the consideration to be received by the holders of Mindspeed Common Stock (other than the Excluded Shares) pursuant to the Merger Agreement was, from a financial point of view, fair to Mindspeed’s stockholders. The full text of the written opinion of Morgan Stanley, which sets forth, among other things, the procedures followed, assumptions made, matters considered, and limitations on the review undertaken in connection with the opinion is set forth as Annex A to this Statement.

Representatives of Needham & Company then made a presentation and led a discussion with the Board concerning their financial analyses relating to the proposed transaction. Following these discussions, the Board requested that Needham & Company render to the Board an opinion as to whether the consideration to be received by Mindspeed’s stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to Mindspeed’s stockholders. Needham & Company then delivered its oral opinion (which was subsequently confirmed in writing by delivery of a written opinion dated the same date) to the effect that, as of November 5, 2013, and based upon and subject to the assumptions and other matters described in its written opinion, the consideration of $5.05 per Share to be received by the holders of the Common Stock (other than Parent or any of its affiliates and other than dissenting shares) pursuant to the Merger Agreement was fair, from a financial point of view, to those holders. The full text of the written opinion of Needham & Company, which sets forth, among other things, the procedures followed, assumptions made, matters considered, and qualifications and limitations on and scope of the review undertaken in connection with the opinion, is set forth as Annex B to this Statement

Following receipt of the Morgan Stanley and Needham & Company fairness opinions, the Board engaged in additional deliberations regarding the transaction, the proposed terms of the Merger Agreement, and the various presentations of Mindspeed’s legal and financial advisors, taking into consideration the factors described below in this Item 4 under the heading “Reasons for the Board’s Recommendation.” Shortly after the close of trading on the Nasdaq Stock Market, Mindspeed’s Board unanimously adopted resolutions declaring that the Merger Agreement and the transactions contemplated thereby were advisable and in the best interests of Mindspeed and its stockholders, and the Board approved the Merger Agreement and the transactions contemplated thereby and authorized Mindspeed to enter into the Merger Agreement.

On the afternoon of November 5, 2013, after the closing of trading on the Nasdaq Stock Market, Mindspeed, MACOM and Purchaser executed the Merger Agreement and issued press releases announcing the execution of the Merger Agreement.

Reasons for the Board’s Recommendation.

In evaluating the Merger, the Board consulted extensively with Mindspeed’s management and its financial and legal advisors. The Board considered a number of alternatives to enhance Mindspeed’s competitive and financial position and to increase stockholder value. The Board believes that the Merger is in the best interests of Mindspeed and its stockholders. The Board’s decision to approve the Merger and the Merger Agreement was based on a number of considerations, including the following:

•	The intensely competitive nature of the semiconductor industry in which Mindspeed competes, including strategic and financial challenges associated with Mindspeed’s current business structure;

•	The need to develop new products to remain competitive and relevant to existing and prospective customers, the substantial required investment and long lead times associated with new products, and the risk that Mindspeed could make substantial investments in products for markets that do not develop as Mindspeed may have originally anticipated;

•	Mindspeed’s lack of overall revenue growth in recent periods and its prospects for future growth, including substantial anticipated declines in legacy businesses that made significant revenue and margin contributions in recent periods, and the general risks associated with Mindspeed’s ability to execute on a business plan that would create stockholder value in excess of the consideration offered by the Parent;

•	Mindspeed’s business and competitive prospects if it remains an independent company and the scale and other skills and assets required to compete effectively, noting in particular:

•	consolidation trends within the semiconductor industry;

•	the importance of scale in a competitive market environment and the associated challenges to growth as a smaller independent company;

•	Mindspeed’s current financial condition, including its currently available cash, cash equivalents and short term investments; cash currently consumed in operations; levels of outstanding indebtedness; and financial covenants under its bank credit facility;

•	management’s forecasts of operating performance and financial condition; and

•	the significant and increasing cost of complying with obligations as a publicly traded micro-cap company.

•	Possible alternatives to the Merger and the anticipated value to Mindspeed stockholders of pursuing those alternatives relative to the consideration offered by the Parent, including consideration of (i) a competing bid and (ii) continuing to operate on a stand-alone basis, which would require a substantial restructuring, a sale or other divestiture of one or more business units, or a financing transaction to raise capital and/or refinance existing indebtedness, measured against the substantial uncertainties associated with Mindspeed’s ability to sell one or more of its business units or secure additional financing, which would in any event likely be dilutive to existing stockholders;

•	Discussions with and correspondence from institutional stockholders of Mindspeed, including stockholders who could be considered activist stockholders, indicating their strong preference that the strategic alternatives review process result in a sale of Mindspeed;

•	The complementary nature of Mindspeed’s and the Parent’s target markets;

•	Continuing uncertainty in macro-economic conditions in the United States and around the world, and the potential impact of these conditions on Mindspeed’s business and prospects as an independent company;

•	Current conditions in the financial markets generally, as well as the current and historical market prices of Mindspeed Common Stock, the current and historical market prices of Mindspeed Common Stock relative to those of other industry participants and general market indices and the illiquidity of micro cap stocks in general;

•	The availability in the Merger of appraisal rights for Mindspeed stockholders who properly exercise their statutory appraisal rights under Delaware law;

•	The results of Mindspeed’s strategic alternatives review process, which we publicly commenced in April 2013, and discussions with an extensive list of third parties that contacted Morgan Stanley or Mindspeed directly as a result of Mindspeed’s public announcement or that were otherwise identified through the review process as reasonably expected to have interest in acquiring Mindspeed, together with Mindspeed’s ability under the terms of the Merger Agreement to negotiate with third parties concerning certain unsolicited competing acquisition proposals if Mindspeed receives such a proposal during the pendency of the Merger;

•	The premium to recent trading prices of Mindspeed’s Common Stock represented by the Merger Consideration;

•	The price, terms and status of the potential divestiture of the wireless business unit to Company C, and the likelihood and timing of consummating such transaction; and

•	The terms of the Merger Agreement that would reasonably be expected to have an impact on the likelihood that Mindspeed will receive an unsolicited competing acquisition proposal during the pendency of the Merger (including the termination fee that would be payable under certain circumstances in connection therewith).

The Board determined to support the Merger Agreement and the Merger based on its views and beliefs that:

•	the Merger Consideration to be received by Mindspeed stockholders in the Merger compares favorably to a range of values of Mindspeed as a independent company based on traditional valuation analyses such as discounted cash flow analyses, comparable companies’ trading statistics analyses and comparable transaction analyses;

•	the Merger Consideration to be received by Mindspeed stockholders in the Merger, consisting entirely of cash, provides liquidity and certainty of value and less risk to Mindspeed stockholders relative to the potential trading price of Mindspeed Common Stock over a longer period of time after accounting for the long term risks to Mindspeed’s business resulting from operational execution risk and evolving industry dynamics;

•	the Merger is likely to be completed in light of the nature of the closing conditions contained in the Merger agreement and the absence of any financing contingency;

•	Mindspeed stockholders will receive the highest value of consideration reasonably obtainable in the Merger based on:

•	the belief of the Board that, after extensive negotiations with representatives of the Parent, Mindspeed obtained the highest price that the Parent is willing to pay for Mindspeed as evidenced in part by Mindspeed’s ability to increase the Merger Consideration relative to the Parent’s initial offer;

•	the fact that Mindspeed publicly announced a strategic alternatives review process led by Morgan Stanley in April 2013 and, with the assistance of Morgan Stanley, evaluated and contacted an extensive list of third parties that management and Morgan Stanley believed could be reasonably expected to have interest in an acquisition of, or combination with, Mindspeed based on their respective businesses, strategic objectives and financial capabilities; contacted and held preliminary discussions with numerous third parties to determine their level of interest in an acquisition of, or combination with, Mindspeed; and ultimately did not receive any offers or proposals to acquire, or combine with, Mindspeed that Mindspeed’s board believed to be superior to the Parent’s offer;

•	Mindspeed is permitted under the terms of the Merger Agreement, subject to the limitations and requirements contained in the Merger Agreement, to furnish confidential information to, and conduct negotiations with, any third party that has made an unsolicited proposal to acquire Mindspeed, and ultimately terminate the Merger Agreement with the Parent to accept a superior acquisition proposal from a third party under certain circumstances and subject to certain conditions, including the payment to the Parent of a $9.5 million termination fee;

•	the oral opinion of Morgan Stanley delivered to the Board, subsequently confirmed in writing, that, as of November 5, 2013, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the Merger Consideration to be received by the holders of Shares of Mindspeed Common Stock (other than the Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (the full text of the written opinion of Morgan Stanley, dated as of November 5, 2013, is attached as Annex A to this Statement and is incorporated by reference in this Statement in its entirety; see also “—Opinion of Morgan Stanley & Co. LLC” in this Item 4); and

•	in addition to the oral opinion of Morgan Stanley referenced above, the oral opinion of Needham & Company delivered to the Board, subsequently confirmed in writing, that, as of November 5, 2013, and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in the written opinion, the consideration to be received by the holders of Shares of Mindspeed Common Stock (other than Parent or any of its affiliates and other than dissenting shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (the full text of the written opinion of Needham & Company, dated as of November 5, 2013, is attached as Annex B to this Statement and is incorporated by reference in this Statement in its entirety; see also “—Opinion of Needham & Company” in this Item 4).

In reaching its decision to approve the Merger Agreement and the Merger, and to recommend that Mindspeed stockholders adopt the Merger Agreement, the Board considered the following potentially negative aspects of the Merger and consequences of announcing the Merger, but nevertheless determined that the Merger Agreement and the Merger are advisable to and in the best interests of Mindspeed stockholders:

•	the risk that the transactions might not be consummated in a timely manner or at all;

•	the restrictions contained in the Merger Agreement on Mindspeed’s ability to solicit competing acquisition proposals and the requirement that Mindspeed pay a termination fee of $9.5 million to the Parent in order to terminate the Merger Agreement and accept a superior acquisition proposal from a third party, which may discourage third parties from making a competing proposal to acquire Mindspeed;

•	the potential loss of commercial relationships prior to the completion of the Merger as a result of such counterparties’ potential unwillingness to do business with the Parent, or other potential disruptions, as a result of the pending Merger, to commercial relationships that are important to Mindspeed;

•	the restrictions on the conduct of Mindspeed’s business prior to the completion of the Merger, requiring Mindspeed to conduct its business in the ordinary course and preventing Mindspeed from taking certain specified actions, subject to specific limitations, all of which may delay or prevent Mindspeed from undertaking business opportunities that could arise pending completion of the Merger;

•	the potential negative effect of the public announcement of the Merger on Mindspeed’s ability to retain management, engineering, sales, and other key personnel;

•	the risk of diverting management’s focus and resources from other strategic opportunities and from operational matters while working to implement the Merger;

•	the risk that the Merger would not be completed and that Mindspeed would be required to operate its business independently after experiencing the disruptions and negative consequences of the announcement and pendency of the Mergers;

•	the fact that the Merger Consideration consists of cash and will be taxable to Mindspeed stockholders for U.S. federal income tax purposes as described in Section 5 “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of the Offer to Purchase;

•	the interests that certain of Mindspeed directors and executive officers may have with respect to the Merger, in addition to their interests as stockholders of Mindspeed generally, as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors” and “—Effect of the Offer and the Merger on Equity Awards”;

•	the challenges and costs of integrating the assets, operations, strategies, cultures and organizations of the constituent companies;

•	the risk that certain personnel might not remain employed by the Parent;

•	the risk that the Parent’s stockholders will control the combined company and the fact that the Parent’s stock ownership is concentrated in the hands of relatively few stockholders; and the amount of indebtedness required to finance the Merger and the related restrictions to which the combined company would be subject.

The preceding discussion of the information and factors considered by the Board is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination. In addition, the Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Board, but rather the Board conducted an overall analysis of the factors described above, including discussions with and questioning of Mindspeed’s senior management, financial advisors, and legal counsel.

Intent to Tender.

To Mindspeed’s knowledge, after making reasonable inquiry, all of Mindspeed’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Projected Financial Information.

General.

Mindspeed does not, as a matter of course, make public any projections as to future performance or earnings, other than limited guidance for periods no longer than one year. The summary of these projections is included solely to give stockholders access to a summary of the same prospective financial information that was made available to Parent, Purchaser, Morgan Stanley and Needham & Company and is not included in this Statement in order to influence any stockholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares.

The projections were prepared solely for internal use and were not prepared for use in the documents relating to the Offer or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. GAAP. Mindspeed’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the above projections and accordingly assumes no responsibility for them.

The projections are forward-looking statements that reflect numerous assumptions made by the management of Mindspeed and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond Mindspeed’s control. As such, the projections reflect subjective judgment in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Although Mindspeed believes the assumptions underlying the projections to be reasonable, all projections are inherently uncertain, and Mindspeed expects that there will be differences between actual and projected results. Such differences may result from the realization of any of numerous risks and uncertainties, including but not limited to the important factors listed under the caption “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 28, 2012, our most recent Quarterly Report on Form 10-Q, and our future filings with the Securities and Exchange Commission. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

There can be no assurance that any one or more of the financial projections will be realized, and actual results may vary materially from those shown. These financial projections cover multiple years and such information by its nature becomes less predictive with each successive year. In addition, these financial projections will be affected by Mindspeed’s ability to achieve its strategic goals, objectives and targets, including financing capabilities at necessary levels over the applicable periods. The assumptions upon which these financial projections were based involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Mindspeed’s control. These financial projections also reflect assumptions as to certain business decisions that are subject to change. These financial projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Mindspeed, Parent, Purchaser or any of their respective affiliates, advisors or other representatives or any other recipient of this information then considered, or now considers, it necessarily predictive of actual future events, and this information should not be relied upon as such. None of Mindspeed, Parent, Purchaser or any of their respective affiliates, advisors or other representatives makes any representation to any stockholder regarding the projections described below or as to the ultimate performance of Mindspeed. Mindspeed does not intend to update, revise or correct such projections (even in the short term). The foregoing financial projections do not take into account any circumstances or events occurring after the date they were prepared.

The inclusion of the financial projections should not be deemed an admission or representation by Mindspeed that such financial projections are viewed by Mindspeed as material information of Mindspeed, and Mindspeed views such financial projections as non-material because of the inherent risks and uncertainties associated with such long-range projections.

These financial projections are not included in this Statement to influence your decision whether to tender your shares in the Offer, but only because the projections were made available by Mindspeed to Parent and Mindspeed’s financial advisor, as the case may be. The information from these financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Mindspeed contained elsewhere in this Statement and Mindspeed’s public filings with the SEC. Mindspeed undertakes no obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of Mindspeed, Parent or Purchaser, intends to make publicly available any update or other revisions to these internal financial forecasts.

Certain of the projected financial information set forth herein, may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial projections set forth below may not be comparable to similarly titled metrics used by other companies.

In light of the foregoing factors and the uncertainties inherent in Mindspeed’s financial projections and operating plans, stockholders are cautioned not to place undue, if any, reliance on such projections.

Management’s Internal Standalone Projections.

The management of Mindspeed prepared, among other information, certain non-GAAP financial projections for Mindspeed on a standalone basis that were provided to the Board in connection with its consideration of the Offer and the Merger, as well as to Morgan Stanley and Needham & Company to assist them in their review and financial analyses discussed above.

The following are consolidated summaries of non-GAAP, financial projections provided to the Board, Morgan Stanley and Needham & Company in connection with their consideration of the transaction. These financial projections do not reflect any restructuring charges. These financial projections do not take into account the effect of the Offer and the Merger or subsequent integration activities or the failure of the Offer, the Merger or such activities to occur.

The first set of projections directly below assumes that Mindspeed would “wind-down” the Wireless division, and the second set of projections directly below assumes that Mindspeed would sell its Wireless division. Both sets of projections assume that Mindspeed would “wind-down” its CPE product line.

For purposes of these financial projections “wind-down” means that Mindspeed would cease any new product development in support of the division and that the division would be restructured to achieve significant cost savings.

Standalone Projections—Wireless Wind-down Scenario.

The following is a consolidated summary of the non-GAAP financial projections provided to Morgan Stanley and Needham & Company in connection with their consideration of the transaction, showing a “wind-down” of the Wireless division.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Revenue	130.0	122.0	121.4	127.4	129.5
Adjusted EBITDA (1)	26.0	26.8	26.6	29.7	28.2
Operating Income	18.0	19.4	19.1	22.0	20.7

Standalone Projections—Wireless Divestiture Scenario.

The following is a consolidated summary of the non-GAAP financial projections provided to Morgan Stanley and Needham & Company in connection with their consideration of the transaction, showing a divestiture of the Wireless division.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Revenue	121.0	119.0	121.4	127.4	129.5
Adjusted EBITDA (1)	29.3	26.2	26.6	29.7	28.2
Operating Income	22.2	19.0	19.1	22.0	20.7

(1)	Adjusted EBITDA means earnings before interest, taxes, depreciation and amortization, stock-based compensation and related payroll costs, restructuring charges, goodwill and other asset impairment charges, acquisition-related costs, profit in acquired inventory, non-recurring legal and settlement costs, strategic alternatives process costs, employee separation costs, and integration costs.

Adjusted Projections Provided to MACOM.

Mindspeed’s management prepared two modified sets of financial projections for Parent’s use in evaluating the proposed transaction—one showing a “wind-down” of the Wireless division and the other showing a divestiture of the Wireless division. Each of the projections is based on the standalone financial projections disclosed above. Each of these sets of financial projections assume the completion of the Offer and Merger and subsequent integration activities. Each set of financial projections assumed a “wind-down” of every other business of Mindspeed, other than its High-Performance Analog, or HPA, business and that significant cost savings would be achieved by eliminating Mindspeed’s costs associated with being a standalone public company. In addition, these financial projections do not reflect any restructuring charges.

Wireless Wind-down Scenario.

The following is a consolidated summary of the non-GAAP financial projections provided to Parent and Purchaser in connection with their consideration of the transaction, showing a “wind-down” of the Wireless division. These financial projections do not reflect any restructuring charges from the “wind-down” of the Wireless division or other Company businesses, which restructurings were assumed to be completed in early FY 2014.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Revenue	131.4	122.2	119.2	122.0	125.2
Gross Profit	82.9	77.6	77.7	81.7	86.3
Operating Income	42.8	42.8	41.2	43.4	44.3

Wireless Divestiture Scenario.

The following is a consolidated summary of the non-GAAP financial projections provided to Parent and Purchaser in connection with their consideration of the transaction, showing a divestiture of the Wireless division in early FY2014. These financial projections do not reflect any restructuring charges from the “wind-down” of Company businesses, which were assumed to be completed in early FY 2014.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Revenue	122.4	119.2	119.2	122.0	125.2
Gross Profit	78.4	76.1	77.7	81.7	86.3
Operating Income	41.5	41.9	41.3	43.4	44.3

Opinion of Morgan Stanley & Co. LLC.

We retained Morgan Stanley to provide us with financial advisory services and render a financial opinion in connection with a possible merger, sale or other strategic business combination. The Board selected Morgan Stanley to act as the Company’s financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in Mindspeed’s industry, and its knowledge of Mindspeed’s business and affairs. At the meeting of the Board on November 5, 2013, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of November 5, 2013, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the $5.05 per Share to be received by the holders of Shares (other than the Excluded Shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of November 5, 2013, is attached to this document as Annex A. We encourage you to read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Board (in its capacity as such) for its benefit and use and addresses only the fairness, from a financial point of view, of the $5.05 per Share to be received by the holders of Shares (other than the holders of the Excluded Shares) pursuant to the Merger Agreement as of the date of the opinion and based on and subject to the assumptions, qualifications and limitations set forth in the written opinion. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the Merger Agreement and no opinion or view was expressed as to the relative merits of the transaction in comparison to other strategies or transactions that might be available to us or in which we might engage or as to the underlying business decision of Mindspeed to proceed with or effect the Offer or the Merger. In addition, Morgan Stanley’s opinion does not constitute a recommendation as to whether any holder of Shares should tender such shares in the Offer, how any such holder should vote at any stockholders’ meeting that may be held in connection with the Merger or whether any such holder should take any other action with respect to the Offer or the Merger. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Mindspeed and Parent, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Mindspeed;

•	reviewed certain non-public financial projections prepared by Mindspeed’s management, including extrapolations thereof discussed with Mindspeed’s management;

•	discussed the past and current operations and financial condition and the prospects of Mindspeed with Mindspeed’s senior executives;

•	reviewed the reported prices and trading activity for the Common Stock;

•	compared Mindspeed’s financial performance and the prices and trading activity of the Common Stock with that of certain other publicly-traded companies comparable with Mindspeed and Mindspeed’s securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in discussions and negotiations among representatives of Mindspeed, Parent, and their financial and legal advisors;

•	reviewed a draft, dated November 5, 2013, of the Merger Agreement; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by us and formed a substantial basis for its opinion. Morgan Stanley further relied upon the assurances of the Company’s management that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections (including the extrapolations thereof), Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management of the future financial performance of Mindspeed.

In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any material waiver, amendment or delay of any terms or conditions, and that the final terms of the Merger Agreement will not vary materially from those set forth in draft reviewed by Morgan Stanley. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Mindspeed and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Mindspeed’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares in the Offer and the Merger. Morgan Stanley did not make any independent valuation or appraisal of the Company’s assets or liabilities, nor was Morgan Stanley furnished with any such valuations or appraisals.

Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of November 5, 2013. Events occurring after November 5, 2013 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated November 5, 2013. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Trading Range Analysis.

Morgan Stanley performed a trading range analysis with respect to the historical share prices of the Common Stock. Morgan Stanley reviewed the range of closing prices of the Common Stock for various periods ending on November 4, 2013, the last full trading day prior to the meeting of the Board to consider, approve and authorize the Merger Agreement. Morgan Stanley observed the following:

Period Ending November 4, 2013	Range of Closing Prices
Last 1 Month	$2.78 – $3.05
Last 3 Months	$2.78 – $3.23
Last 6 Months	$2.76 – $3.47
Last 12 Months	$2.29 – $5.23

Morgan Stanley noted that the Common Stock closed at $3.04 on November 4, 2013 (the last full trading day prior to the meeting of the Board to consider, approve and authorize the Merger Agreement) and at $2.29 on April 30, 2013 (the date on which Mindspeed publicly announced its review of strategic alternatives). Morgan Stanley also noted that the consideration per Share of $5.05 pursuant to the Merger Agreement reflected a 66.1% premium to the closing price per Share on November 4, 2013 and a 120.5% premium to the closing price per Share on April 30, 2013.

Equity Research Analysts’ Future Price Targets.

Morgan Stanley reviewed and analyzed future public market trading price targets for the Common Stock prepared and published by equity research analysts prior to November 4, 2013. These one year forward targets reflected each analyst’s estimate of the future public market trading price of the Common Stock and were not discounted to reflect present values. The range of undiscounted analyst price targets for the Common Stock was $3.00 to $5.00 per share as of November 4, 2013. The range of analyst price targets per Share discounted for one year at a rate of 16.3%, which is the midpoint of the discount rate utilized in the discounted cash flow analysis described below, was $2.58 to $4.30 per Share as of November 4, 2013.

Morgan Stanley noted that the consideration to be received by holders of Shares pursuant to the Merger Agreement is $5.05 per Share.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Common Stock and these estimates are subject to uncertainties, including the future financial performance of Mindspeed and future financial market conditions.

Public Trading Comparables Analysis.

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley compared certain financial estimates for Mindspeed with comparable publicly available consensus estimates for selected companies that share similar business characteristics such as those that have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics (we refer to these companies as the comparable companies). These companies included the following:

Communication Integrated Circuit Companies

•	Applied Micro Circuits Corporation

•	Broadcom Corporation

•	Cavium, Inc.

•	Exar Corporation

•	Ezchip Semiconductor Ltd.

•	Ikanos Communications, Inc.*

•	Marvell Technology Group Ltd.

•	MaxLinear, Inc.*

•	Mellanox Technologies, Ltd.

•	Microsemi Corporation

•	PLX Technology, Inc.*

•	PMC-Sierra, Inc.

•	Sigma Designs, Inc.*

•	Vitesse Semiconductor Corporation*

High Performance Analog Companies

•	Analog Devices, Inc.

•	Cirrus Logic, Inc.

•	Inphi Corporation*

•	Linear Technology Corporation

•	Maxim Integrated Products, Inc.

•	Micrel, Incorporated

•	Monolithic Power Systems, Inc.

•	Power Integrations, Inc.

•	Semtech Corporation

•	Silicon Laboratories Inc.

•	Supertex, Inc.*

•	Wolfson Microelectronics plc

For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value, defined as fully diluted market capitalization plus total debt less cash and cash equivalents, to estimated revenue for calendar year 2014 for certain of these companies (denoted with an “*”), which Morgan Stanley selected based on relevant operating characteristics, including, among other things, similarly sized market capitalizations, revenue growth rates and profitability. In addition, Morgan Stanley analyzed the ratio of price per share to estimated earnings per share for calendar year 2014 for each of these companies for comparison purposes.

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment, Morgan Stanley selected representative ranges of financial multiples and applied these ranges of multiples to the relevant company financial statistic. For purposes of this analysis and other analyses described below, Morgan Stanley utilized estimates prepared by the Company’s management, which we refer to as the management case, which is more fully described in “Item 4. The Solicitation or Recommendation—Projected Financial Information,” and assumed a tax rate of 35%.

Morgan Stanley calculated the estimated implied value per Share as of November 4, 2013 as follows:

	Selected Representative Multiple Range	Implied Present Value Per Share
Fiscal Year 2014 Revenue
Aggregate Value to Annualized Estimated Q1 2014 Revenue	1.0x – 2.0x	$1.92 – $4.34
Aggregate Value to Estimated 2014 Revenue	1.0x – 2.0x	$2.23 – $4.86
Fiscal Year 2014 Net Income
Equity Value to Estimated 2014 Net Income	10.0x – 15.0x	$2.68 – $3.25

Morgan Stanley noted that the consideration to be received by holders of Shares pursuant to the Merger Agreement is $5.05 per Share.

No company utilized in the public trading comparables analysis is identical to Mindspeed. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company and Morgan Stanley’s control, such as the impact of competition on the Company’s businesses and the industry generally, industry growth and the absence of any adverse material change in Mindspeed’s financial condition and prospects or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Discounted Equity Value Analysis.

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the estimated future value of a company’s common equity as a function of the company’s estimated future net income and a potential range of earnings multiples. The resulting value is subsequently discounted to arrive at a present value for such company’s stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per share of the Common Stock on a standalone basis. To calculate the discounted equity value, Morgan Stanley used fiscal year 2015 and fiscal year 2016 net income estimates based on the management case. Morgan Stanley applied a range of earnings multiples (derived from the public trading comparables analysis above) to these estimates and applied a discount rate of 16.3%, which is the midpoint of the discount rate utilized in the discounted cash flow analysis described below. Morgan Stanley performed this analysis both with and without taking into account the impact of Mindspeed’s existing U.S. federal net operating loss carry-forwards, which we refer to as NOLs. In its analysis, Morgan Stanley treated the Company’s 2017 convertible notes as debt.

The following table summarizes Morgan Stanley’s analysis:

	Selected Representative Multiple Range	Implied Present Value Per Share
Equity Value to Estimated FY2015 Net Income (excludes NOLs)	10.0x – 15.0x	$2.48 – $3.71
Equity Value to Estimated FY2016 Net Income (excludes NOLs)	10.0x – 15.0x	$2.10 – $3.15
Equity Value to Estimated FY2015 Net Income (includes NOLs)	10.0x – 15.0x	$3.22 – $4.46
Equity Value to Estimated FY2016 Net Income (includes NOLs)	10.0x – 15.0x	$2.85 – $3.90

Morgan Stanley noted that the consideration to be received by holders of Shares pursuant to the Merger Agreement is $5.05 per Share.

Discounted Cash Flow Analysis.

Morgan Stanley calculated a range of equity values per Share based on a discounted cash flow analysis to value Mindspeed as a standalone entity, assuming a “wind-down” of the wireless business unit. With respect to the analysis, projections through 2018 were based on the management case, and projections for 2019 through 2023 were developed based on discussions between Morgan Stanley and Mindspeed’s management by an extrapolation of 2018 estimates in the management case based on 2018 growth and margin performance in the management case to reach a steady state margin and growth profile by 2023.

For purposes of its discounted cash flow analysis, Morgan Stanley defined (a) Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, stock-based compensation and related payroll costs, restructuring charges, goodwill and other asset impairment charges, acquisition-related costs, profit in acquired inventory, non-recurring legal and settlement costs, strategic alternatives process costs, employee separation costs, and integration costs and (b) unlevered free cash flow as Adjusted EBITDA less (i) stock based compensation expense, (ii) taxes, (iii) capital expenditures and (iv) change in net working capital. The unlevered free cash flows utilized by Morgan Stanley for purposes of its analysis were as follows:

	FY 2014E	FY 2015E	FY 2016E	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E
	$ in millions
Adjusted EBITDA	26	27	27	30	28	31	33	36	38	40
Stock-based compensation	(6)	(7)	(8)	(8)	(9)	(10)	(11)	(11)	(12)	(13)
Taxes	(4)	(4)	(4)	(5)	(4)	(4)	(5)	(5)	(6)	(7)
Change in net working capital	2	1	0	(1)	(0)	(2)	(2)	(1)	(1)	(1)
Capital expenditures	(5)	(4)	(4)	(4)	(4)	(5)	(5)	(6)	(6)	(6)

Unlevered Free Cash Flows	13	12	11	12	10	10	11	12	12	12

Morgan Stanley calculated the net present value of free cash flows for Mindspeed for the years 2014 through 2023 and calculated terminal values in the year 2023 based on a terminal perpetual growth rate ranging from 2.0% to 3.0%. Morgan Stanley selected these terminal perpetual growth rates based on the application of its professional judgment. These values were discounted to present values as of November 4, 2013 at a discount rate ranging from 15.3% to 17.3% which were based on an estimate of Mindspeed’s weighted average cost of capital implied by Mindspeed’s cost of equity derived using the capital asset pricing model. Morgan Stanley performed this analysis both with and without taking into account the impact of Mindspeed’s existing NOLs.

The following table summarizes Morgan Stanley’s analysis:

Implied Present Value Per Share
Excluding NOLs	$0.69 – $0.98
Including NOLs	$1.43 – $1.72

Morgan Stanley noted that the consideration to be received by holders of Shares pursuant to the Merger Agreement is $5.05 per Share.

Analysis of Precedent Transactions.

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions. Morgan Stanley selected such comparable transactions because they shared certain characteristics with the transactions contemplated by the Merger Agreement. In connection with its analysis, Morgan Stanley compared publicly available statistics for select semiconductor sector transactions with a value of greater than $50 million and less than $1 billion occurring between January 1, 2010 and November 4, 2013. The following is a list of the transactions reviewed:

Selected Semiconductor Sector Transactions (Target / Acquiror)

•	Actel Corporation / Microsemi Corporation

•	Advanced Analogic Technologies Incorporated / Skyworks Solutions, Inc.

•	AuthenTec, Inc. / Apple Inc.

•	BCD Semiconductor Manufacturing Limited / Diodes Incorporated

•	Beceem Communications Inc. / Broadcom Corporation

•	Conexant Systems Inc. / Golden Gate Capital

•	Gennum Corporation / Semtech Corporation

•	Link_A_Media Devices Corporation / SK Hynix, Inc.

•	LTX-Credence Corporation / Verigy, Ltd. (Withdrawn)

•	Micronetics, Inc. / Mercury Systems, Inc.

•	Microtune, Inc. / Zoran Corporation

•	MOSAID Technologies Inc. / Sterling Partners

•	PLX Technology, Inc. / Integrated Device Technology, Inc. (Withdrawn)

•	Provigent Inc. / Broadcom Corporation

•	Ramtron International Corporation / Cypress Semiconductor Corporation

•	SandForce, Inc. / LSI Corporation

•	Silicon Storage Technology, Inc. / Microchip Technology Incorporated

•	SMART Modular Technologies, Inc. / Silver Lake

•	Standard Microsystems Corp. / Microchip Technology Incorporated

•	Symmetricom, Inc. / Microsemi Corporation

•	Techwell, Inc. / Intersil Corporation

•	Telular Corporation / Avista Capital

•	Toko, Inc. / Murata Manufacturing Co., Ltd.

•	Trendchip Technologies Corp. / Ralink Technology, Corp.

•	Virage Logic Corporation / Synopsys, Inc.

•	Volterra Semiconductor Corporation / Maxim Integrated Products, Inc.

•	White Electronic Designs Corporation / Microsemi Corporation

•	Wintegra, Inc. / PMC-Sierra, Inc.

•	Zarlink Semiconductor Inc. / Microsemi Corporation

•	Zoran Corporation / CSR plc

For each transaction listed above, Morgan Stanley noted the following financial statistics where available: (1) implied premium to the acquired company’s closing share price on the last trading day prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news); (2) implied premium to the acquired company’s 30 trading day average closing share price prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news); and (3) the multiple of aggregate value of the transaction to next twelve months estimated revenue.

Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment, Morgan Stanley selected representative ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant financial statistic for the Company. For purposes of estimated revenue, Morgan Stanley utilized estimates included in the management case. For purposes of closing share prices, Morgan Stanley utilized the trading prices prior to the announcement of Mindspeed’s review of strategic alternatives on April 30, 2013. The following table summarizes Morgan Stanley’s analysis:

	Selected Representative Multiple Range	Implied Present Value Per Share
Fiscal Year 2014 Revenue
Aggregate Value to Annualized Estimated Q1 2014 Revenue	1.5x – 2.5x	$3.21 – $5.44
Aggregate Value to Estimated 2014 Revenue	1.5x – 2.5x	$3.63 – $6.10
Premia
Premium to 1-Day Prior Closing Share Price	20.0% – 40.0%	$2.75 – $3.21
Premium to 30-Day Average Closing Share Price	30.0% – 50.0%	$3.71 – $4.29

Morgan Stanley noted that the consideration to be received by holders of Shares pursuant to the Merger Agreement is $5.05 per Share.

No company or transaction utilized in the precedent transactions analysis is identical to us or the transactions contemplated by the Merger Agreement. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond Mindspeed’s control, such as the impact of competition on the Company’s business or the industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

General.

In connection with the review of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond Mindspeed’s control. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of Shares (other than the holders of the Excluded Shares) pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated November 5, 2013, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which Shares might actually trade.

The consideration to be received by the holders of Shares (other than the holders of the Excluded Shares) pursuant to the Merger Agreement was determined through arm’s length negotiations between Mindspeed and Parent and was approved by the Board. Morgan Stanley provided advice to the Board during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to Mindspeed or the Board or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger.

Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve, adopt and authorize the Merger Agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration pursuant to the Merger Agreement or of whether the Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

The Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley’s trading, brokerage, investment management and financing activities, Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or for the accounts of its customers, in the debt or equity securities or loans of Mindspeed and Parent or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the Merger Agreement, or any related derivative instrument. In addition, Mark Edelstone, a member of the Morgan Stanley investment banking team advising us, is a member of the board of directors of Parent and beneficially owns 2,553 shares of Parent common stock that he received as compensation for his service as a director.

Opinion of Needham & Company, LLC.

The Company retained Needham & Company to render an opinion as to the fairness, from a financial point of view, to the holders of Shares of the consideration to be received by those holders in the Offer and the Merger pursuant to the Merger Agreement. Needham & Company was not requested to, and did not, provide independent financial advice to the Company during the course of negotiations between the Company and Parent or participate in the negotiation or structuring of the Offer and the Merger nor did it solicit third party indications of interest in acquiring all or any part of the Company.

On November 5, 2013, Needham & Company delivered to the Board its oral opinion (which was subsequently confirmed in writing by delivery of a written opinion dated the same date) that, as of that date and based upon and subject to the assumptions and other matters described in the opinion, the consideration of $5.05 per Share, net to the seller in cash, to be received by the holders of Shares in the Offer and the Merger pursuant to the Merger Agreement (other than Parent or any of its affiliates and other than dissenting shares) was fair to those holders from a financial point of view. Needham & Company provided its opinion for the information and assistance of the Board in connection with and for the purpose of the Board’s evaluation of the transactions contemplated by the Merger Agreement. Needham & Company’s opinion relates only to the fairness, from a financial point of view, to the holders of Shares (other than Parent or any of its affiliates and other than dissenting shares) of the Merger Consideration, which was determined through arm’s length negotiations between the Company and Parent. Needham & Company’s opinion does not address any other aspect of the Offer or the Merger, or any related transaction, and does not constitute a recommendation to any stockholder of the Company as to whether that stockholder should tender Shares pursuant to the Offer or how that stockholder should vote or act on any matter relating to the Offer or the Merger.

The complete text of Needham & Company’s opinion, dated November 5, 2013, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company, is attached as Annex B hereto. The summary of Needham & Company’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Shares should read this opinion carefully and in its entirety.

In arriving at its opinion, Needham & Company, among other things:

•	reviewed a draft of the Merger Agreement dated November 5, 2013;

•	reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to Needham & Company by the Company;

•	reviewed the historical stock prices and trading volumes of the Shares;

•	held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company;

•	reviewed certain financial forecasts with respect to the Company prepared by management of the Company and held discussions with members of such management concerning those forecasts;

•	compared certain publicly available financial data of companies whose securities are traded in the public markets and that Needham & Company deemed relevant to similar data for the Company;

•	reviewed the financial terms of certain other business combinations that Needham & Company deemed relevant; and

•	reviewed such other financial studies and analyses and considered such other matters as Needham & Company deemed appropriate.

In connection with its review and in arriving at its opinion, Needham & Company assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it for purposes of its opinion and did not independently verify, nor did Needham & Company assume responsibility for independent verification of, any of that information. Needham & Company assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, Needham & Company assumed that the Offer and the Merger will be consummated on the terms and subject to the conditions set forth in the draft Merger Agreement furnished to Needham & Company without waiver, modification or amendment of any material term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. Needham & Company assumed that the financial forecasts for the Company provided to Needham & Company by management of the Company were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. Needham & Company expressed no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.

Needham & Company did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor did Needham & Company evaluate the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Needham & Company’s opinion states that it was based on economic, monetary and market conditions as they existed and could be evaluated as of its date, and Needham & Company assumed no responsibility to update or revise its opinion based upon circumstances and events occurring after its date. Needham & Company’s opinion is limited to the fairness, from a financial point of view, to the holders of Shares (other than Parent or any of its affiliates and other than holders of dissenting shares) of the Merger Consideration to be received by those holders pursuant to the Merger Agreement and Needham & Company expressed no opinion as to the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies that might be available to the Company. In addition, Needham & Company expressed no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Offer and the Merger, or any class of those persons, relative to the Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement or with respect to the fairness of any such compensation.

The Company imposed no limitations on Needham & Company with respect to the investigations made or procedures followed by Needham & Company in rendering its opinion.

In preparing its opinion, Needham & Company performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Needham & Company in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Needham & Company. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Needham & Company, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as they existed on or prior to November 4, 2013, and is not necessarily indicative of current or future market conditions.

Selected Companies Analysis.

Using publicly available information, Needham & Company compared selected historical and projected financial and market data ratios for the Company to the corresponding data and ratios of publicly traded companies that Needham & Company deemed relevant because they engage in businesses similar to the businesses in which the Company engages and they each are of a size that is considered similar to the size of the Company. These companies, referred to as the selected companies, consisted of the following:

Entropic Communications, Inc.

GSI Technology, Inc.

Inphi Corporation

Ikanos Communications, Inc.

Pericom Semiconductor Corporation

PLX Technology, Inc.

Vitesse Semiconductor Corporation

The following table sets forth information concerning the following multiples for the selected companies and for the Company:

•	enterprise value as a multiple of last 12 months, or LTM, revenues;

•	enterprise value as a multiple of projected calendar year 2013 and 2014 revenues;

•	enterprise value as a multiple of adjusted LTM earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA; and

•	enterprise value as a multiple of projected calendar year 2013 and 2014 adjusted EBITDA.

Needham & Company calculated multiples for the selected companies based on the closing stock prices of those companies on November 4, 2013 and calculated multiples for the Company based on the Merger Consideration of $5.05 per Share and in two cases, one assuming sale of its wireless business unit and the other assuming wind-down of the wireless business unit. All financial information excluded the impact of non-recurring items. Adjusted EBITDA amounts excluded the impact of stock-based compensation expense and amortization of intangibles. Projected calendar year 2013 and 2014 multiples for the Company were calculated based on forecasts by management of the Company.

	Selected Companies				Mindspeed Implied by Merger (Wireless Sale)	Mindspeed Implied by Merger (Wireless Wind-down)
	High	Low	Mean	Median

Enterprise value to LTM revenues	3.3x	0.7x	1.7x	1.4x	1.8x	1.8x
Enterprise value to projected calendar year 2013 revenues	3.1x	0.9x	1.7x	1.3x	2.0x	2.0x
Enterprise value to projected calendar year 2014 revenues	2.5x	0.8x	1.5x	1.2x	2.2x	2.0x
Enterprise value to LTM adjusted EBITDA	34.0x	10.2x	21.1x	22.8x	15.8x	15.8x
Enterprise value to projected calendar year 2013 adjusted EBITDA	89.8x	27.9x	52.9x	41.0x	21.1x	29.3x
Enterprise value to projected calendar year 2014 adjusted EBITDA	15.3x	13.8x	14.5x	14.5x	8.8x	8.7x

Selected Transaction Analysis.

Needham & Company analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2009 that involved target companies that were publicly-traded semiconductor companies and had transaction equity values of less than $400 million:

Acquirer	Target
Diodes Incorporated	BCD Semiconductor Manufacturing Limited
Cypress Semiconductor Corporation	Ramtron International Corporation
Skyworks Solutions, Inc.	Advanced Analogic Technologies Incorporated
Zoran Corporation	Microtune, Inc.
Microsemi Corporation	White Electronic Designs Corporation
Microchip Technology Incorporated	Silicon Storage Technology, Inc.
ON Semiconductor Corporation	California Micro Devices Corporation
IXYS Corporation	ZiLOG, Inc.
Atheros Communications, Inc.	Intellon Corporation
Integrated Device Technology, Inc.	Tundra Semiconductor Corporation
Exar Corporation	hi/fn, inc.
CSR plc	SiRF Technology Holdings, Inc.

In examining the selected transactions, Needham & Company analyzed, for the selected transactions and for the Merger,

•	enterprise value as a multiple of LTM revenues and

•	enterprise value as a multiple of LTM adjusted EBITDA.

Needham & Company calculated multiples for the Company based on the Merger Consideration of $5.05 per Share.

The following table sets forth information concerning the multiples described above for the selected transactions and the same multiples implied by the Merger.

	Selected Transactions				Merger
	High	Low	Mean	Median
Enterprise value to LTM revenues	2.6x	0.1x	1.3x	1.1x	1.8x
Enterprise value to LTM adjusted EBITDA	16.1x	6.7x	10.9x	10.3x	15.8x

Stock Price Premium Analysis.

Needham & Company analyzed publicly available financial information for 22 merger and acquisition transactions that represent transactions involving publicly-traded technology and technology-enabled services companies based in the United States and completed since January 1, 2012 with transaction equity values of between $50 million and $400 million. In examining these transactions, Needham & Company analyzed the premium of consideration offered to the acquired company’s stock price one trading day, five trading days, 10 trading days and 30 trading days prior to the announcement of the transaction.

Needham & Company calculated premiums for the Company based on the Merger Consideration of $5.05 per Share and the closing prices of the Shares one trading day, five trading days, 10 trading days and 30 trading days prior to November 4, 2013, the last trading day prior to announcement of the Merger. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premium implied by the Merger.

	Selected Transactions				Merger at $5.05
	High	Low	Mean	Median
One trading day stock price premium	129.9%	-6.9%	44.2%	40.2%	66.1%
Five trading day stock price premium	124.7%	-1.5%	45.2%	41.8%	71.2%
10 trading day stock price premium	119.8%	-1.5%	46.5%	38.7%	67.8%
30 trading day stock price premium	127.3%	0.3%	46.8%	45.8%	59.3%

Discounted Cash Flow Analysis.

Needham & Company performed an illustrative discounted cash flow analysis to determine indicators of illustrative implied equity values for the Company and illustrative implied equity values per Share based on the Company’s management’s forecasts. Needham & Company calculated a range of indications of the present value of unlevered free cash flows for the Company for the projected fiscal years 2014 through 2018 using discount rates ranging from 17.0% to 21.0%. Needham & Company then calculated a range of illustrative terminal enterprise values as of the end of 2018 by applying multiples ranging from 8.0x to 12.0x to the Company’s management’s estimate of its fiscal year 2018 EBITDA. These illustrative terminal enterprise values were then discounted to calculate ranges of implied indications of present values using discount rates ranging from 17.0% to 21.0%. Needham & Company then added the ranges of the implied present values of the Company’s unlevered free cash flows for the projected periods to the ranges of implied present values of the Company’s terminal enterprise values to derive ranges of implied present enterprise values of the Company. Needham & Company then added the Company’s cash and subtracted the Company’s debt to arrive at the ranges of implied present equity values. Needham & Company made these calculations assuming two cases—one assuming sale of the Company’s wireless business unit, and one not assuming the wind-down of the wireless business unit. This analysis indicated an implied per Share equity reference range for the Company of $2.91 to $4.61 assuming the sale of the wireless business unit, and $2.54 to $4.23, assuming the wind-down of the wireless business unit, as compared to the Merger Consideration of $5.05 per Share:

For purposes of its discounted cash flow analysis, Needham & Company defined (a) Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation, and non-recurring items such as goodwill impairment, impairment of intangible assets, acquisition-related costs and restructuring charges and (b) unlevered free cash flow as Adjusted EBITDA less net taxes, less capital expenditures, plus or minus change in net working capital, less restructuring expenses related to the sale or wind-down of the wireless business unit, as the case may be, and, in the case of the sale of the wireless business unit, plus proceeds from such sale, as estimated by Company management. The unlevered free cash flows utilized by Needham & Company for purposes of its discounted cash flow analysis were as follows:

Assuming sale of wireless business unit (dollars in thousands):

	FY2014E	FY2015E	FY2016E	FY2017E	FY2018E
Adjusted EBITDA	29,347	26,204	26,575	29,744	28,235
Less: Net Taxes	(333)	(285)	(287)	(330)	(311)
Less: Capital Expenditures	(5,000)	(4,918)	(5,018)	(5,264)	(5,352)
Less: Change in Working Capital	(1,735)	151	(184)	(452)	(161)
Less: Restructuring Expenses	(5,498)	(1,510)	(875)	—	—
Plus: Cash Proceeds	12,000	—	—	—	—

Unlevered Free Cash Flows	28,780	19,642	20,211	23,697	22,411

Assuming wind-down of wireless business unit (dollars in thousands):

	FY2014E	FY2015E	FY2016E	FY2017E	FY2018E
Adjusted EBITDA	26,044	26,808	26,575	29,744	28,235
Less: Net Taxes	(270)	(291)	(287)	(330)	(311)
Less: Capital Expenditures	(5,000)	(4,692)	(4,669)	(4,898)	(4,979)
Less: Change in Working Capital	(1,049)	608	45	(452)	(161)
Less: Restructuring Expenses	(11,112)	(2,668)	(875)	—	—

Unlevered Free Cash Flows	8,613	19,766	20,789	24,063	22,783

No company, transaction or business used in the “Selected Company Analysis,” “Selected Transaction Analysis” or “Stock Price Premium Analysis” as a comparison is identical to the Company or to the Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Needham & Company in connection with the rendering of its November 5, 2013 opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham & Company believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. Needham & Company did not attribute any specific weight to any factor or analysis considered by it. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Needham & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or Parent. Any estimates contained in or underlying these analyses, including estimates of the Company’s future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Needham & Company’s opinion and its related analyses were only one of many factors considered by the Board in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or management with respect to the Merger Consideration or the Offer and the Merger.

Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes that it was retained by the Board to provide its opinion based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with the Company and its industry generally. In the past two years, Needham & Company has provided investment banking and financial advisory services to the Company and Parent for which it has received compensation, including acting as financial advisor to the Company in connection with the renewal of the Company’s Section 382 rights agreement and acting as an underwriter in connection with Parent’s March 2012 initial public offering. Needham & Company may in the future provide investment banking and financial advisory services to Parent, the Company or their respective affiliates unrelated to the Offer or the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of Parent and the Company for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Morgan Stanley.

Under the terms of its engagement letter, Morgan Stanley provided the Company financial advisory services and a financial opinion, described in Item 4 above and attached hereto as Annex A, in connection with the transaction, and we have agreed to pay Morgan Stanley a fee of approximately $5.4 million for its services, $100,000 of which was paid as a retainer fee, $500,000 of which has been earned but not yet paid upon the rendering of the opinion to us and the remainder of which (approximately $4.8 million) is contingent upon the closing of the Merger. In the two years prior to the date hereof, no other fees have been paid to Morgan Stanley by us or Parent. We have also agreed to reimburse Morgan Stanley for certain of its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, we have agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to or arising out of Morgan Stanley’s engagement. Morgan Stanley may also seek to provide financial advisory and financing services to us and to Parent in the future and expects to receive fees for the rendering of these services.

Needham & Company.

Pursuant to Needham & Company’s engagement letter with the Company, the Company retained Needham & Company to render its opinion referred to in Item 4 above and attached as Annex B to this Statement. The Company has paid or agreed to pay Needham & Company a nonrefundable fee of $350,000 that became payable upon Needham & Company’s delivery of its opinion on November 5, 2013. None of the fees payable to Needham & Company is contingent on consummation of the Offer or the Merger. Whether or not the Offer or the Merger is consummated, the Company has agreed to reimburse Needham & Company for certain of its reasonable out-of-pocket expenses and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under the federal securities laws.

Neither Mindspeed nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Mindspeed on its behalf with respect to the Offer or related matters.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected during the 60 days prior to the date of this Statement by Mindspeed or, to Mindspeed’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, except for the following transactions.

Identity of Person who Effected the Transaction	Date of the Transaction	Amount of Securities Involved	Exercise Price per Share (if Exercising Options)	Price per Share	Nature of Transaction
Abdelnaser M. Adas	10/30/13	3,334	—	$0.00	Shares acquired pursuant to vested RSAs.

Abdelnaser M. Adas	10/30/13	1,253	—	$2.87	Netting of Shares to cover taxes associated with vested RSAs.

Najabat H. Bajwa	10/30/13	4,584	—	$0.00	Shares acquired pursuant to vested RSAs.

Najabat H. Bajwa	10/30/13	1,723	—	$2.87	Netting of Shares to cover taxes associated with vested RSAs.

Raouf Y. Halim	10/30/13	11,251	—	$0.00	Shares acquired pursuant to vested RSAs.

Raouf Y. Halim	10/30/13	5,871	—	$2.87	Netting of Shares to cover taxes associated with vested RSAs.

Gerald J. Hamilton	10/30/13	2,666	—	$0.00	Shares acquired pursuant to vested RSAs.

Gerald J. Hamilton	10/30/13	1,002	—	$2.87	Netting of Shares to cover taxes associated with vested RSAs.

Allison K. Musetich	10/30/13	3,166	—	$0.00	Shares acquired pursuant to vested RSAs.

Brandi R. Steege	10/30/13	2,083	—	$0.00	Shares acquired pursuant to vested RSAs.

Abdelnaser M. Adas	10/31/13	3,400	—	$0.00	Shares acquired pursuant to vested RSAs.

Abdelnaser M. Adas	10/31/13	1,278	—	$2.89	Netting of Shares to cover taxes associated with vested RSAs.

Stephen N. Ananias	10/31/13	5,200	—	$0.00	Shares acquired pursuant to vested RSAs.

Stephen N. Ananias	10/31/13	1,955	—	$2.89	Netting of Shares to cover taxes associated with vested RSAs.

Najabat H. Bajwa	10/31/13	4,133	—	$0.00	Shares acquired pursuant to vested RSAs.

Najabat H. Bajwa	10/31/13	1,554	—	$2.89	Netting of Shares to cover taxes associated with vested RSAs.

Identity of Person who Effected the Transaction	Date of the Transaction	Amount of Securities Involved	Exercise Price per Share (if Exercising Options)	Price per Share	Nature of Transaction
Raouf Y. Halim	10/31/13	21,601	—	$0.00	Shares acquired pursuant to vested RSAs.

Raouf Y. Halim	10/31/13	11,272	—	$2.89	Netting of Shares to cover taxes associated with vested RSAs.

Gerald J. Hamilton	10/31/13	3,933	—	$0.00	Shares acquired pursuant to vested RSAs.

Gerald J. Hamilton	10/31/13	1,479	—	$2.89	Netting of Shares to cover taxes associated with vested RSAs.

Allison K. Musetich	10/31/13	2,867	—	$0.00	Shares acquired pursuant to vested RSAs.

Brandi R. Steege	10/31/13	2,867	—	$0.00	Shares acquired pursuant to vested RSAs.

James M. Watkins	10/31/13	417	—	$0.00	Shares acquired pursuant to vested RSAs.

James M. Watkins	10/31/13	153	—	$2.89	Netting of Shares to cover taxes associated with vested RSAs.

Allison K. Musetich	11/1/13	937	—	$0.00	Shares acquired pursuant to vested RSAs.

Najabat H. Bajwa	11/5/13	521	—	$0.00	Shares acquired pursuant to vested RSAs.

Najabat H. Bajwa	11/5/13	196	—	$2.97	Netting of Shares to cover taxes associated with vested RSAs.

Raouf Y. Halim	11/5/13	1,251	—	$0.00	Shares acquired pursuant to vested RSAs.

Raouf Y. Halim	11/5/13	653	—	$2.97	Netting of Shares to cover taxes associated with vested RSAs.

Gerald J. Hamilton	11/5/13	521	—	$0.00	Shares acquired pursuant to vested RSAs.

Allison K. Musetich	11/5/13	140	—	$0.00	Shares acquired pursuant to vested RSAs.

Stephen N. Ananias	11/6/13	8,333	—	$0.00	Shares acquired pursuant to vested RSAs.

Stephen N. Ananias	11/6/13	3,132	—	$3.04	Netting of Shares to cover taxes associated with vested RSAs.

Abdelnaser M. Adas	11/6/13	26,085	—	$5.02	Shares sold pursuant to a 10b5-1 trading plan.

Identity of Person who Effected the Transaction	Date of the Transaction	Amount of Securities Involved	Exercise Price per Share (if Exercising Options)	Price per Share	Nature of Transaction
Najabat H. Bajwa	11/6/13	33,078	—	$5.02	Shares sold pursuant to a 10b5-1 trading plan.

Preetinder S. Virk	11/6/13	20,056	—	$5.02	Shares sold pursuant to a 10b5-1 trading plan.

Abdelnaser M. Adas	11/15/13	3,750	—	$0.00	Shares acquired pursuant to vested RSAs.

Abdelnaser M. Adas	11/15/13	1,410	—	$5.02	Netting of Shares to cover taxes associated with vested RSAs.

Stephen N. Ananias	11/15/13	4,375	—	$0.00	Shares acquired pursuant to vested RSAs.

Stephen N. Ananias	11/15/13	1,645	—	$5.02	Netting of Shares to cover taxes associated with vested RSAs.

Najabat H. Bajwa	11/15/13	6,250	—	$0.00	Shares acquired pursuant to vested RSAs.

Najabat H. Bajwa	11/15/13	2,349	—	$5.02	Netting of Shares to cover taxes associated with vested RSAs.

Raouf Y. Halim	11/15/13	6,250	—	$0.00	Shares acquired pursuant to vested RSAs.

Raouf Y. Halim	11/15/13	3,262	—	$5.02	Netting of Shares to cover taxes associated with vested RSAs.

Brandi R. Steege	11/15/13	3,125	—	$0.00	Shares acquired pursuant to vested RSAs.

Brandi R. Steege	11/15/13	1,175	—	$5.02	Netting of Shares to cover taxes associated with vested RSAs.

Preetinder S. Virk	11/15/13	7,500	—	$0.00	Shares acquired pursuant to vested RSAs.

Preetinder S. Virk	11/15/13	2,819	—	$5.02	Netting of Shares to cover taxes associated with vested RSAs.

James M. Watkins	11/15/13	625	—	$0.00	Shares acquired pursuant to vested RSAs.

James M. Watkins	11/15/13	230	—	$5.02	Netting of Shares to cover taxes associated with vested RSAs.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations.

Except as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, Mindspeed is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by Mindspeed, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Mindspeed or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Mindspeed or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Mindspeed.

Mindspeed has agreed that from the date of the Merger Agreement until the earlier of the Acceptance Time and the date, if any, on which the Merger Agreement is terminated, Mindspeed, its subsidiaries and their respective representatives will not, directly or indirectly, among other things, solicit alternative acquisition offers. In addition, Mindspeed has agreed to certain procedures that it must follow in the event Mindspeed receives an unsolicited acquisition proposal. The information set forth in Section 11 of the Offer to Purchase under the heading Section 11—“The Merger Agreement; Other Agreements—The Merger Agreement—No Solicitation” is incorporated herein by reference.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

Regulatory Approvals.

The Offer is conditioned on satisfaction of the condition that the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) shall have expired or been terminated, with respect to the Offer (the “Regulatory Condition”). To satisfy the Regulatory Condition, the parties must make pre-merger notification filings with the Premerger Notification Office of the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“Antitrust Division”). If Purchaser’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See Section 1—“Terms of the Offer” in the Offer to Purchase.

Antitrust.

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger. See Section 16—“Certain Legal Matters; Regulatory Approvals—United States Antitrust Compliance” in the Offer to Purchase.

Under the HSR Act, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

On November 15, 2013, Parent filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Parent’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Mindspeed or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Mindspeed believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15—“Conditions to the Offer” in the Offer to Purchase.

Notice of Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the Merger Consideration (which is equivalent in amount to the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and December 9, 2013, deliver to Mindspeed at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Mindspeed of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effectiveness date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effectiveness date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder.

All written demands for appraisal should be addressed to Mindspeed Technologies, Inc., 4000 MacArthur Boulevard, East Tower, Newport Beach, California, 92660-3095, attention: Corporate Counsel. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Mindspeed, as the Surviving Corporation, is under no obligation to and has no present intention to file a petition and holders should not assume that Mindspeed will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Mindspeed believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the Merger Consideration (which is equivalent in amount to the Offer Price). Neither Parent nor Mindspeed anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any Holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive an amount equivalent to the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Mindspeed’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Mindspeed desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Solicitation/Recommendation Statement.

Business Combination Statute.

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i)	before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii)	following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66.67%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the transaction contemplated thereby, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Stockholder Approval Not Required.

Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of Mindspeed as defined in Section 203 of the DGCL. If the Offer is consummated, Parent and Purchaser do not anticipate seeking the approval of Mindspeed’s remaining public shareholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of Mindspeed in accordance with Section 251(h) of the DGCL. Mindspeed shareholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that (i) the relevant requirements under the DGCL have been satisfied, and (ii) Mindspeed shareholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Certain Litigation.

Between November 7 and November 18, 2013, eight purported class action lawsuits were filed on behalf of Mindspeed shareholders against various defendants including Mindspeed, its directors, Parent, Purchaser, and unnamed “John Doe” defendants in connection with the proposed Merger. Those cases are captioned Marchese v. Mindspeed Technologies, Inc., et al., Case No. 30-2013-00686181-CU-BT-CXC (Cal. Super. Ct., Orange Cnty., Nov. 7, 2013); Iacobellis v. Decker, et al., Case No. 30-2013-00686796-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 7, 2013); Pogal v. Mindspeed Technologies, Inc., et al., Case No. 9076-VCN (Del. Ch. Ct. Nov. 12, 2013); Hoffman v. Mindspeed Technologies, Inc., et al., Case No. 30-2013-00687029-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 12, 2013); Swain v. Mindspeed Technologies, Inc., et al., Case No. 30-2013-00687498-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 12, 2013); Durand v. Decker, et. al., Case No. 9080 (Del. Ch. Ct. Nov. 14, 2013); Tassa v. Mindspeed Technologies, Inc., et al., Case No. 9096 (Del. Ch. Ct. Nov. 15, 2013); and Feuerstein v. Mindspeed Technologies, Inc., et al., Case No. 9101 (Del. Ch. Ct. Nov. 18, 2013). The complaints allege, generally, that the Mindspeed director defendants breached their fiduciary duties to Mindspeed shareholders, and that the other defendants aided and abetted such breaches, by seeking to sell Mindspeed through an allegedly defective process, for an unfair price, and on unfair terms. The lawsuits seek, among other things, equitable relief that would enjoin the consummation of the proposed Merger, rescission of the proposed Merger (to the extent the proposed Merger has already been consummated), damages, and attorneys’ fees and costs.

On January 2, 2013, Clark Leips, a purported Mindspeed stockholder, filed a lawsuit against Mindspeed and the Board in the United States District Court for the District of Delaware alleging, among other things, that the compensation and management development committee of the Board breached its fiduciary duties in each of calendar years 2009, 2010, 2011 and 2012 by approving equity incentive grants for our chief executive officer that exceeded the respective sub-limitations under Section 5 of our 2003 Long-Term Incentives Plan for grants to a single participant in any calendar year. That case is captioned Leips v. Halim, et al., Case No. 1:13-cv-00015-SLR. In an amended complaint filed January 9, 2013, the plaintiff also alleged that the disclosures in the proxy statement for our 2013 annual meeting of stockholders were inadequate. The plaintiff seeks, among other things, damages, rescission of the excess grants, disgorgement and attorney’s fees. The plaintiff filed a motion to enjoin our 2013 annual meeting of stockholders until we issued additional disclosures to supplement the proxy statement. On January 22, 2013, we filed a supplement to the proxy statement. The motion for an injunction was then taken off calendar. Mindspeed has moved to dismiss the complaint. Pursuant to Delaware law, upon the closing of the Merger, plaintiff’s standing to bring this derivative lawsuit, if he had standing in the first instance, which is contested, will be extinguished.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation payable to Mindspeed’s named executive officers.

The table below reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers in connection with the Merger in the circumstances described below and as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company”, which is incorporated herein by reference. Severance and bonus payments have been calculated based on the named executive officer’s current base salary and target bonus opportunity. Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this statement. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed that the Effective Time will occur on December 18, 2013, including with respect to calculating the portion of equity awards subject to acceleration of vesting (assuming continued vesting of the equity and assuming that all awards remain outstanding on such date).

Name	Cash ($) (1)		Equity ($) (2)		Pension / NQDC ($)	Perquisites / Benefits ($) (3)		Tax Reimburse- ment ($)	Other ($) (4)		Total ($)
Raouf Y. Halim	3,374,829	(5)	2,047,815		—	36,000		—	12,000		5,470,644
Stephen N. Ananias	570,000	(6)	766,777		—	36,000		—	12,000		1,384,777
Gerald J. Hamilton	966,818	(7)	429,270		—	36,000		—	12,000		1,444,088
Najabat H. Bajwa	1,305,901	(8)	579,927	(9)	—	72,000	(10)	—	1,009,000	(11)	2,966,828
Allison K. Musetich	693,545	(12)	345,839		—	36,000		—	12,000		1,087,384
Kristen M. Schmidt	420,000	(13)	155,717		—	36,000		—	12,000		623,717

(1)	Pursuant to the terms of the employment agreement entered into between the Company and each named executive officer, upon a termination (i) other than for “Cause” (as such term is defined in the applicable employment agreement), death or “Disability” (as such term is defined in the applicable employment agreement), or (ii) a termination for “Good Reason” (as such term is defined in the applicable employment agreement), and in all cases, such termination occurs within the 3-year period following a “Change of Control” (as such term is defined in the applicable employment agreement and such 3-year period referred to as the “Employment Period”) (such termination referred to as a “Qualifying Termination”), the Company will pay each named executive officer the following amounts (in addition to any accrued base salary, accrued vacation pay, and any other compensation previously deferred by the named executive officer (together with any accrued interest or earnings thereon)): (1) the product of (x) the higher of (A) the named executive officer’s highest bonus for the last three full fiscal years prior to the date of the Change of Control or (B) the annual bonus paid for the most recently completed fiscal year during the Employment Period (such higher bonus amount, the “Highest Annual Bonus”) and (y) a fraction, the numerator of which is the number of days in the current fiscal year through the date of termination, and the denominator of which is 365 (such bonus amount, the “Pro-Rata Bonus”), and (2) the amount equal to the product of (x) a specified multiple and (y) the sum of (A) the named executive officer’s annual base salary and (B) the Highest Annual Bonus (together, the “Cash Severance Payment”). The Pro-Rata Bonus and the Cash Severance Payment will be paid in a lump sum by the Company within 30 days of the date of the termination and are double-trigger arrangements. After a termination of employment, the named executive officer will not communicate or divulge any confidential information.

(2)	Pursuant to the terms of the employment agreement entered into between the Company and each named executive officer, in the event of a Qualifying Termination, all equity awards will vest in full (a double-trigger arrangement). None of the named executive officers hold accelerating Company Options with an exercise price that is less than or equal to the Offer Price. The value of the accelerated equity awards above was determined by multiplying (i) the number of shares of restricted stock that would accelerate upon a Qualifying Termination, and (ii) the Offer Price.
(3)	Pursuant to the terms of the employment agreement entered into between the Company and each named executive officer, in the event of a Qualifying Termination, the executive will receive 2 years of continued coverage under the Company’s welfare benefit plans for the executive and/or the executive’s family (a double-trigger arrangement).
(4)	Pursuant to the terms of the employment agreement entered into between the Company and each named executive officer, in the event of a Qualifying Termination, the Company will (at its sole expense) provide the named executive officer with outplacement services the scope and provider of which will be selected by the named executive officer in his or her sole discretion (a double-trigger arrangement). The amounts included in this column represent the estimated cost of such outplacement services.
(5)	For purposes of determining Mr. Halim’s Cash Severance Payment, Mr. Halim’s specified multiple is three. In the event of a Qualifying Termination, Mr. Halim will receive a Pro-Rata Bonus of $112,329 and a Cash Severance Payment of $3,262,500 (double-trigger arrangements).
(6)	For purposes of determining Mr. Ananias’s Cash Severance Payment, Mr. Ananias’s specified multiple is two. In the event of a Qualifying Termination, Mr. Ananias will receive a Pro-Rata Bonus of $0 and a Cash Severance Payment of $570,000 (double-trigger arrangements).
(7)	For purposes of determining Mr. Hamilton’s Cash Severance Payment, Mr. Hamilton’s specified multiple is two. In the event of a Qualifying Termination, Mr. Hamilton will receive a Pro-Rata Bonus of $34,014 and a Cash Severance Payment of $932,804 (double-trigger arrangements).
(8)	For purposes of determining Mr. Bajwa’s Cash Severance Payment under his Company employment agreement, Mr. Bajwa’s specified multiple is two. In the event of a Qualifying Termination, Mr. Bajwa will receive a Pro-Rata Bonus of $31,901 and a Cash Severance Payment of $944,000 (double-trigger arrangements).

Pursuant to the terms of the Bajwa Offer Letter, if MTSI terminates Mr. Bajwa’s employment for any reason other than for “Cause” (as such term is defined in the Bajwa Offer Letter), or if Mr. Bajwa resigns from his employment with MTSI for “Good Reason” (as such term is defined in the Bajwa Offer Letter), and in either event, Mr. Bajwa signs and does not revoke a general release of claims, then MTSI will provide Mr. Bajwa severance payments in the form of continued salary payments at his then-current salary, payable in equal partial installments made on a bi-weekly basis for a period of one-year (a double-trigger arrangement). Such severance payments will total $330,000. In addition, in the event that MTSI terminates Mr. Bajwa’s employment other than for Cause prior to the date this is one-year following the first date of his employment under the Bajwa Offer Letter, the Parent will waive certain restrictions placed on Mr. Bajwa pursuant to the terms of the Bajwa Agreement, so long as Mr. Bajwa complies with the Bajwa Agreement through the last severance installment date. Please see Item 3 above for further information regarding the Bajwa Offer Letter.

For purposes of this disclosure, the value above includes payments from both the Company pursuant to the employment agreement entered into between the Company and Mr. Bajwa (a Pro-Rata Bonus of $31,901 and a Cash Severance Payment of $944,000) and severance payable by MTSI pursuant to the terms of the Bajwa Offer Letter ($330,000). The terms of the Bajwa Offer Letter supersede any prior agreements relating to his employment (including the Company employment agreement but excluding the Bajwa Indemnification Agreement), so Mr. Bajwa will collect severance either pursuant to his employment agreement with the Company or pursuant to the Bajwa Offer Letter with MTSI, but not both.

(9)

In connection with the transaction, the Company adopted resolutions accelerating the vesting of equity awards held by Mr. Bajwa in connection with the closing of the transaction (a single-trigger arrangement). Mr. Bajwa does not hold Company Options with an exercise price that is less than or equal to the Offer

Price that would accelerate. The value of the accelerated Company Stock-Based Awards shown was determined by multiplying the (i) the number of shares of restricted stock that would accelerate upon the closing of the Merger, and (ii) the Offer Price.

(10)	As described above in footnote 3, pursuant to the terms of his employment agreement with the Company, in the event of a Qualifying Termination, Mr. Bajwa is entitled to 2 years of continued coverage under the Company’s welfare benefit plans for the executive and/or the executive’s family. This double-trigger arrangement is valued at $36,000.

Pursuant to the terms of the Bajwa Offer Letter, if MTSI terminates Mr. Bajwa’s employment for any reason other than for Cause, or if Mr. Bajwa resigns from his employment with MTSI for Good Reason, and in either event, Mr. Bajwa signs and does not revoke a general release of claims, then during the period of continued salary payments as discussed in footnote 8, MTSI will, at its option, either (A) continue to provide Mr. Bajwa health benefits on the same basis as he was receiving at the time of employment termination or (B) reimburse Mr. Bajwa for his out of pocket cost incurred to procure comparable coverage pursuant to his timely election for COBRA continuation coverage (a double-trigger arrangement). Such benefit is valued at $36,000.

For purposes of this disclosure, the value above includes the value of benefits from both the Company pursuant to the employment agreement entered into between the Company and Mr. Bajwa (valued at $36,000) and benefits provided by MTSI (valued at $36,000). The terms of the Bajwa Offer Letter supersede any prior agreements relating to his employment (including the Company employment agreement but excluding the Bajwa Indemnification Agreement), so Mr. Bajwa will collect benefits either pursuant to his employment agreement with the Company or pursuant to the Bajwa Offer Letter with MTSI, but not both.

(11)	As described above in footnote 4, pursuant to the terms of his employment agreement with the Company, in the event of a Qualifying Termination, the Company will provide Mr. Bajwa outplacement services valued at $12,000 (a double-trigger arrangement).

Pursuant to the terms of the Bajwa Offer Letter, if MTSI terminates Mr. Bajwa’s employment for any reason other than for Cause, or if Mr. Bajwa resigns from his employment with MTSI for Good Reason, and in either case, Mr. Bajwa signs and does not revoke a general release of claims, then during the period of continued salary payments as discussed in footnote 8, MTSI will provide outplacement services to Mr. Bajwa (a double-trigger arrangement). Such benefit is valued at $12,000.

As consideration for entering into the Bajwa Agreement, to become effective as of the closing of the Merger, the Parent will pay Mr. Bajwa a lump sum cash payment of $985,000 (a single-trigger arrangement).

For purposes of this disclosure, the value above indicates payments from both the Company pursuant to the employment agreement entered into between the Company and Mr. Bajwa (outplacement services valued at $12,000) and outplacement services provided by MTSI pursuant to the terms of the Bajwa Offer Letter ($12,000), as well as a payment as consideration for entering into the Bajwa Agreement ($985,000). The terms of the Bajwa Offer Letter and Bajwa Agreement supersede any prior agreements relating to his employment (including the Company employment agreement but excluding the Bajwa Indemnification Agreement), so Mr. Bajwa will collect benefits pursuant to his employment agreement with the Company or pursuant to the Bajwa Offer Letter and Bajwa Agreement with MTSI and the Parent, but not both.

(12)	For purposes of determining Ms. Musetich’s Cash Severance Payment, Ms. Musetich’s specified multiple is two. In the event of a Qualifying Termination, Ms. Musetich will receive a Pro-Rata Bonus of $19,545 and a Cash Severance Payment of $674,000 (double-trigger arrangements).
(13)	For purposes of determining Ms. Schmidt’s Cash Severance Payment, Ms. Schmidt’s specified multiple is two. In the event of a Qualifying Termination, Ms. Schmidt will receive a Pro-Rata Bonus of $0 and a Cash Severance Payment of $420,000 (double-trigger arrangements).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Statement contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that the Minimum Condition, shall have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for Mindspeed to maintain relationships with employees, collaboration parties, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of Mindspeed’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Statement and other documents filed with the SEC by Mindspeed, as well as the Schedule TO filed with the SEC by Parent and Purchaser. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares also may obtain free copies of the documents filed with the SEC by Mindspeed at www.mindspeed.com. Mindspeed does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(a)(1)(A)	Offer to Purchase, dated November 19, 2013.	Schedule TO	11/19/13	(a)(1)(A)

(a)(1)(B)	Form of Letter of Transmittal (including Form W-9).	Schedule TO	11/19/13	(a)(1)(B)

(a)(1)(C)	Form of Notice of Guaranteed Delivery.	Schedule TO	11/19/13	(a)(1)(C)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Schedule TO	11/19/13	(a)(1)(D)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Schedule TO	11/19/13	(a)(1)(E)

(a)(2)(A)	Letter to stockholders of Mindspeed, dated November 19, 2013.				X

(a)(5)(A)	Form of summary advertisement, published November 19, 2013 in The New York Times.	Schedule TO	11/19/13	(a)(1)(F)

(a)(5)(B)	Press Release issued by Mindspeed, dated November 5, 2013.	8-K	11/5/13	99.1

(a)(5)(C)	Opinion of Morgan Stanley & Co. LLC, dated November 5, 2013 (included as Annex A to this Statement).				X

(a)(5)(D)	Opinion of Needham & Company, LLC, dated November 5, 2013 (included as Annex B to this Statement).				X

(a)(5)(E)	Communication to the employees of the Company, dated November 5, 2013.	Schedule 14D-9/C	11/6/13	99.1

(a)(5)(F)	Communication to the employees of the Company, dated November 5, 2013.	Schedule 14D-9/C	11/6/13	99.1

(a)(5)(G)	Communication to suppliers of the Company, dated November 5, 2013.	Schedule 14D-9/C	11/6/13	99.1

(a)(5)(H)	Communication to customers of the Company, dated November 5, 2013.	Schedule 14D-9/C	11/6/13	99.1

(a)(5)(I)	Communication to customers of the Company, dated November 5, 2013.	Schedule 14D-9/C	11/6/13	99.1

(a)(5)(J)	Reg. BTR “Blackout Notice” delivered to participants in the Mindspeed Retirement Savings Plan, dated November 5, 2013.	8-K	11/6/13	99.1

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(e)(1)	Agreement and Plan of Merger, dated as of November 5, 2013 by and among Mindspeed, Parent and Purchaser.	8-K	11/5/13	2.1

(e)(2)	Confidentiality Agreement, dated as of August 19, 2013 between Parent and Mindspeed.	Schedule TO	11/19/13	(d)(2)

(e)(3)	Restated Certificate of Incorporation of Mindspeed.	S-3	6/16/03	4.1

(e)(4)	Certificate of Amendment to the Restated Certificate of Incorporation of Mindspeed	8-K	7/1/08	3.1

(e)(5)	Amended and Restated Bylaws of Mindspeed, as amended and restated on July 20, 2011.	8-K	5/27/11	3.1

(e)(6)	Form of Indemnification Agreement entered into by and between Mindspeed and each of its executive officers and directors.*	8-K	5/27/11	10.1

(e)(7)	Rights Agreement, dated as of June 26, 2003 (the “Rights Agreement”), by and between Mindspeed and Mellon Investor Services, LLC (“Mellon”)	8-K	7/1/03	4.1

(e)(8)	First Amendment to the Rights Agreement, dated as of December 6, 2004, by and between Mindspeed and Mellon.	8-K	12/8/04	4.4

(e)(9)	Second Amendment to the Rights Agreement, dated as of June 16, 2008, by and between Mindspeed and Mellon.	8-K	6/18/08	4.1

(e)(10)	Section 382 Rights Agreement, dated as of August 9, 2009 (the “Section 382 Rights Agreement”), between Mindspeed and Computershare Shareowners Services LLC (as successor in interest to Mellon, “Computershare”).	8-K	8/10/09	4.1

(e)(11)	Amendment No. 1 to the Section 382 Rights Agreement, dated as of August 9, 2012, by and between Mindspeed and Computershare.	8-K	8/9/12	4.1

(e)(12)	Amendment No. 2 to the Section 382 Rights Agreement, dated as of November 5, 2013, by and between Mindspeed and Computershare.	8-K/A	11/13/13	4.1

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(e)(13)	Indenture, dated as of June 19, 2012 (the “2012 Indenture”), by and among Mindspeed, certain of its subsidiaries and Wells Fargo.	10-Q	8/8/12	4.11

(e)(14)	Form of 6.75% Convertible Senior Notes due 2017, attached as Exhibit A to the 2012 Indenture.	10-Q	8/8/12	4.11

(e)(15)	Declaration of Registration Rights, dated as of February 6, 2012, from Mindspeed.	10-Q	5/8/12	4.10

(e)(16)	Form of Employment Agreement (the “2008 Form”) of Mindspeed.*	10-K	12/16/08	10.9

(e)(17)	Schedule identifying parties to and terms of agreements with Mindspeed substantially identical to the 2008 Form.*	10-K	12/16/08	10.11

(e)(18)	Form of Employment Agreement (the “2009 Form”) of Mindspeed.*	10-Q	8/10/09	10.5

(e)(19)	Schedule identifying parties to and terms of agreements with Mindspeed substantially identical to the 2009 Form.*	10-K	11/18/11	10.13

(e)(20)	2003 Long-Term Incentives Plan, as amended and restated.*	8-K	4/8/11	10.1

(e)(21)	Form of Stock Option Award under the 2003 Long-Term Incentives Plan.*	10-Q	8/9/05	10.4

(e)(22)	Stock Option Terms and Conditions under the 2003 Long-Term Incentives Plan.*	10-Q	5/12/09	10.3

(e)(23)	Form of Restricted Stock Award under the 2003 Long-Term Incentives Plan.*	10-Q	8/9/05	10.6

(e)(24)	Restricted Stock Terms and Conditions under the 2003 Long-Term Incentives Plan.*	10-K	12/1/04	10.19

(e)(25)	Form of Restricted Stock Unit Award under the 2003 Long-Term Incentives Plan.*	10-K	12/16/08	10.20

(e)(26)	Restricted Stock Unit Terms and Conditions under the 2003 Long-Term Incentives Plan.*	10-K	12/16/08	10.21

(e)(27)	Form of Unrestricted Stock Award under the 2003 Long-Term Incentives Plan.*	8-K	3/15/10	10.4

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(e)(28)	Unrestricted Stock Terms and Conditions under the 2003 Long-Term Incentives Plan.*	8-K	3/15/10	10.3

(e)(29)	Mindspeed Employee Stock Purchase Plan, as amended and restated.*	8-K	2/6/12	10.1

(e)(30)	Form of Grant Letter and Mindspeed Non-Qualified Stock Option Award Agreement.*	S-8	4/2/10	4.12

(e)(31)	Form of Grant Letter and Mindspeed’s Restricted Stock Award Agreement.*	S-8	4/2/10	4.13

(e)(32)	Directors Stock Plan, as amended and restated.*	10-K	11/22/10	10.31

(e)(33)	Form of Stock Option Award under the Directors Stock Plan.*	10-Q	8/9/05	10.7

(e)(34)	Stock Option terms and Conditions under the Directors Stock Plan.*	10-K	11/22/10	10.33

(e)(35)	Form of Restricted Shares Award under the Directors Stock Plan.*	10-Q	5/9/06	10.1

(e)(36)	Restricted Shares Terms and Conditions under the Directors Stock Plan.*	10-Q	5/9/06	10.2

(e)(37)	Form of Restricted Stock Unit Award under the Directors Stock Plan.*	8-K	4/11/08	10.2

(e)(38)	Restricted Stock Unit Terms and Conditions under the Directors Stock Plan.*	10-K	11/22/10	10.37

(e)(39)	Inducement Incentive Plan.*	S-8	4/5/12	4.10

(e)(40)	Form of Restricted Stock Award under the Inducement Incentive Plan.*	10-Q	5/8/12	10.7

(e)(41)	Restricted Stock Terms and Conditions under the Inducement Incentive Plan.*	10-Q	5/8/12	10.6

(e)(42)	Restricted Stock Terms and Conditions for International Employees under the Inducement Incentive Plan.*	10-Q	5/8/12	10.8

(e)(43)	Form of Restricted Stock United Kingdom Award under the Inducement Incentive Plan.*	10-Q	5/8/12	10.9

(e)(44)	Form of Stock Option Award under the Inducement Incentive Plan.*	10-Q	8/8/12	10.5

(e)(45)	Stock Option Terms and Conditions under the Inducement Incentive Plan.*	10-Q	8/8/12	10.3

		Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(e)(46)	Stock Option Terms and Conditions for International Employees under the Inducement Incentive Plan.*	10-Q	8/8/12	10.4

(e)(47)	Summary of Director Compensation Arrangements.*	10-K	11/22/10	10.38

(e)(48)	Summary of Senior Vice President, Worldwide Sales, Cash Bonus Arrangement.*	10-Q	8/8/11	10.7

(e)(49)	Mindspeed Indemnification Agreement, dated as of May 6, 2011, by and between Mindspeed and Kristen M. Schmidt.*	8-K	5/19/11	10.1

(e)(50)	2013 Equity Incentive Plan.*	8-K	2/12/13	10.1

(e)(51)	Form of Stock Option Grant and Stock Option Award Agreement under the 2013 Equity Incentive Plan.*	8-K	2/12/13	10.2

(e)(52)	Form of Restricted Stock Grant and Terms and Conditions of Restricted Stock Grant under the 2013 Equity Incentive Plan.*	8-K	2/12/13	10.3

(e)(53)	Form of Restricted Stock Grant and Terms and Conditions of Restricted Stock Grant for Non-U.S. Service Providers under the EIP.*	8-K	2/12/13	10.4

(e)(54)	Form of Restricted Stock Unit Grant and Terms and Conditions of Restricted Stock Unit Grant under the 2013 Equity Incentive Plan.*	8-K	2/12/13	10.5

(e)(55)	Form of Restricted Stock Unit Grant and Terms and Conditions of Restricted Stock Unit Grant for Non-U.S. Service Providers under the 2013 Equity Incentive Plan.*	8-K	2/12/13	10.6

*	Represents management contract or compensatory plan arrangements.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINDSPEED TECHNOLOGIES, INC.

By:	/s/ Stephen N. Ananias
	Name:	Stephen N. Ananias
	Title:	Senior Vice President and Chief Financial Officer

Dated: November 19, 2013

ANNEX A

2725 Sand Hill Road

Suite 200

Menlo Park, CA 94025

November 5, 2013

Board of Directors

Mindspeed Technologies, Inc.

4000 MacArthur Boulevard, East Tower

Newport Beach, CA 92660

Members of the Board:

We understand that Mindspeed Technologies, Inc. (“Mindspeed” or the “Company”), M/A-COM Technology Solutions Holdings, Inc. (the “Buyer”) and Micro Merger Sub, Inc., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company for $5.05 per share in cash (the “Consideration”), and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each issued and outstanding share of the Company Common Stock, other than (i) shares held by the Company (or held in the Company’s treasury), the Buyer or any wholly owned subsidiary of the Company or the Buyer, (ii) shares as to which dissenters’ rights have been perfected or (iii) unvested restricted shares that will be assumed by the Buyer, will be converted into the right to receive the Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to holders of shares of the Company Common Stock (other than the Buyer and its affiliates).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain non-public financial projections prepared by the management of the Company, including extrapolations thereof discussed with the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

9)	Reviewed a draft, dated November 5, 2013, of the Merger Agreement; and

10)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. We have further relied upon the assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections (including the extrapolations thereof), we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. Representatives of the Company have advised us, and we have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive fees for our services, a portion of which is contingent upon the rendering of this opinion and the substantial remainder of which is contingent upon the closing of the Merger. In addition, the Company has agreed to reimburse certain of our expenses and indemnify us for certain liabilities arising out of our engagement. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company in the future and expects to receive fees for the rendering of these services. In addition, Mark Edelstone, a member of the Morgan Stanley investment banking team advising the Company, is a member of the Board of Directors of the Buyer.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the stockholders of the Company should tender shares into the Tender Offer or as to how the stockholders of the Company should vote at any stockholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock (other than the Buyer and its affiliates).

Very truly yours,

MORGAN STANLEY & CO. LLC

By:

Mark Solomons
Managing Director

ANNEX B

Needham & Company, LLC 445 Park Avenue, New York, NY 10022-4406(212) 371-8300

November 5, 2013

Board of Directors

Mindspeed Technologies, Inc.

4000 MacArthur Boulevard, East Tower

Newport Beach, California 92660

Gentlemen:

We understand that M/A-COM Technology Solutions Holdings, Inc. (“Parent”), Mindspeed Technologies, Inc. (the “Company”), and Micro Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for Purchaser to commence tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, $0.01 par value per share, of the Company (“Company Common Stock”) at a price of $5.05 per share (the “Consideration”), net to the seller in cash, without interest. We also understand that, pursuant to the Merger Agreement, following consummation of the Offer, Purchaser will merge with and into the Company (the “Merger”) and each outstanding share of Company Common Stock (other than shares held by the Company, Parent or any wholly owned subsidiary of the Company or Parent, shares of restricted stock constituting Assumed Stock-Based Awards (as defined in the Merger Agreement), and Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive the Consideration. The terms and conditions of the Offer and the Merger (collectively, the “Transaction”) will be set forth more fully in the Merger Agreement.

You have asked us to advise you as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement.

For purposes of this opinion we have, among other things: (i) reviewed a draft of the Merger Agreement dated November 5, 2013; (ii) reviewed certain publicly available information concerning the Company and certain other relevant financial and operating data of the Company furnished to us by the Company; (iii) reviewed the historical stock prices and trading volumes of the Company Common Stock; (iv) held discussions with members of management of the Company concerning the current operations of and future business prospects for the Company; (v) reviewed certain financial forecasts with respect to the Company prepared by the management of the Company and held discussions with members of such management concerning those forecasts; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed relevant to similar data for the Company; (vii) reviewed the financial terms of certain business combinations that we deemed relevant; and (viii) reviewed such other financial studies and analyses and considered such other matters as we have deemed appropriate.

In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. We have assumed the accuracy of the representations and warranties contained in the Merger Agreement and all agreements related thereto. In addition, we have assumed, with your consent, that the Transaction will be consummated upon the terms and subject to the conditions set forth in the draft Merger Agreement dated November 5, 2013 without waiver, modification or amendment of any material

Boston Office: One Federal Street, Boston, MA 02110 (617) 457-0910

California Offices: 3000 Sand Hill Road, Building 1, Menlo Park, CA 94025 (650) 854-9111

100 Spear Street, San Francisco, CA 94105 (415) 262-4860

Chicago Office: 180 North LaSalle, Suite 3700, Chicago, IL 60601 (312) 981-0412

Board of Directors

Mindspeed Technologies, Inc.

November 5, 2013

Needham & Company, LLC

term, condition or agreement thereof and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company. With respect to the financial forecasts for the Company provided to us by the management of the Company, we have assumed, with your consent and based upon discussions with such management, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of the Company. We express no opinion with respect to any of such forecasts or estimates or the assumptions on which they were based.

We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company, Parent or any of their respective subsidiaries nor have we evaluated the solvency or fair value of the Company, Parent or any of their respective subsidiaries under any state or federal laws relating to bankruptcy, insolvency or similar matters. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances and events occurring after the date hereof. Our opinion as expressed herein is limited to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) of the Consideration to be received by such holders pursuant to the Merger Agreement and we express no opinion as to the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company, or as to the Company’s underlying business decision to engage in the Transaction or the relative merits of the Transaction as compared to other business strategies that might be available to the Company. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company, nor were we requested to, and we did not, provide independent financial advice to you during the course of negotiations between the Company and Parent or participate in the negotiation or structuring of the Transaction. In addition, we express no opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in connection with the Offer or how such stockholder should vote or act on any matter relating to the Transaction.

We have been engaged by the Company to render this opinion and will receive a fee for our services, none of which is contingent on the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion and to reimburse us for certain of our out-of-pocket expenses. We have in the past provided investment banking and financial advisory services to the Company and Parent unrelated to the proposed Transaction for which we have received compensation, including, within the past two years, acting as financial advisor in connection with the renewal of the Company’s Section 382 Rights Agreement and acting as an underwriter in connection with Parent’s March 2012 initial public offering. We may in the future provide investment banking and financial advisory services to the Company, Parent and their respective affiliates unrelated to the Transaction, for which services we would expect to receive compensation. In the ordinary course of our business, we may actively trade the equity securities of the Company and Parent for our own account or for the accounts of customers or affiliates and, accordingly, may at any time hold a long or short position in such securities.

This letter and the opinion expressed herein are provided at the request and for the information of the Board of Directors of the Company and may not be quoted or referred to or used for any purpose without our prior

Board of Directors

Mindspeed Technologies, Inc.

November 5, 2013

Needham & Company, LLC

written consent, except that this letter may be disclosed in connection with any proxy, information or solicitation/recommendation statement used in connection with the Transaction provided that this letter is quoted in full in such proxy, information or solicitation/recommendation statement. This opinion has been approved by a fairness committee of Needham & Company, LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than Parent or any of its affiliates and other than holders of Dissenting Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

NEEDHAM & COMPANY, LLC

ANNEX C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

C-4